Exhibit 99.1

OPC Energy Ltd.
Report of the Board of Directors

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods Ended September 30, 2023

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at September 30, 2023 and for the nine‑month and three‑month periods then ended. The nine‑month period ended on September 30, 2023 will be referred to as – “the Period of the Report”.

Except for the data reviewed in the Company’s consolidated financial statements as at September 30, 2023 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the Interim Statements and all the sections of the Company’s Periodic Report for 2022, which was published on March 19, 2023 (Reference No.: 2023‑01‑028212) (“the Periodic Report for 2022”) are known to the reader and references to the Company’s reports include the information stated therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Highlights of the results (in millions of shekels)

	For the			For the
	Nine Months Ended			Three Months Ended
	September 30			September 30
	2023	2022	%	2023	2022	%

Adjusted EBITDA* after proportionate
consolidation – consolidated	813	599	36%	379	274	38%
Adjusted EBITDA* – Israel	445	265	68%	235	119	97%
Adjusted EBITDA* after proportionate
consolidation – U.S.	388	351	11%	151	161	(6)%
Adjusted EBITDA* renewable energies – U.S.	17	22	(23)%	(2)	2	-4M
Adjusted EBITDA* after proportionate
consolidation energy transition – U.S.	437	389	12%	169	181	(7)%
Net income	140	180	(22)%	101	108	(6)%
Adjusted income*	166	120	38%	100	90	11%

*	Adjusted EBITDA, EBITDA after adjusted proportionate consolidation and adjusted net income – for definitions and the manner of the calculation – see Section 4B below.

Main developments in the third quarter and thereafter

The Swords of Iron War[2]
Continuity of activities of the power plants – from the beginning of the War and up to the approval date of the report the power plants are continuing to operate and there has been no significant change in the scope of generation of the electricity compared with the situation existing prior to the outbreak of the War.

Continuity of supply of natural gas to the power plants – from the beginning of the War and up to the approval date of the report the power plants are acquiring natural gas in a scope that is sufficient for full generation activities and at a price that is not significantly different than the price in the ordinary course of business.

Sales of electricity to the Company’s customers – from the beginning of the War and up to the approval date of the report no significant impact is discernable on the level of demand on the part of the Company’s customers.

War costs of Israel Electric Company – based on a hearing published by the Electricity Authority, the Authority designated surplus revenues from sale of the Eshkol power plant for coverage of costs of the war.

Liquidity – proximate to the approval date of the report, the Group has cash balances in the Group’s headquarters and in Israel in the amount of about NIS 694 million, and unutilized secured credit frameworks in the amount of about NIS 540 million.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty it will materialize and the readers are directed to the detail presented in this report below.

[2]
For details and more information – see Section 3.1C below. That stated is based solely on the Company’s estimates as at the approval date of the report. Continuation of the War or escalation of the security situation in Israel could have an impact on the Group, as noted in this report below and, accordingly there is no certainty regarding the impacts of the War.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the third quarter (Cont.)

Israel
Doubling of the EBITDA in Israel in the third quarter compared with last year

(1)         Operating power plants (Rotem and Hadera) – additional EBITDA of about NIS 82 million, which constitutes an increase of about 66% compared with the corresponding quarter last year, of which about NIS 63 million due to a change in the hourly demand brackets.

(2)          Power plants that started commercial operation (Zomet and Gat) – additional EBITDA of about NIS 37 million.

Israel Land Authority tenders – win in a land tender of Israel Lands Authority for a consideration of about NIS 484 million, for rights in land involving construction of facilities for solar generation of electricity, with a capacity of about 245 megawatts, together with storage, with a capacity of about 1,375 megawatts/hour. In the period of the report, 20% of the consideration was paid and an authorization agreement was signed with Israel Lands Authority. The project is expected to continue development on the National Infrastructures Committee.

U.S.
EBITDA in the U.S. of NIS 151 million in the quarter – despite the sharp drop in in the natural gas prices, the electricity margins declined at a more moderate rate.

Commercial operation of the Three Rivers project with a scope of 1,258 megawatts – the power plant commenced its operations in July 2023 and joined the fleet of CPV’s modern power plants (CPV holds a 10% interest in the power plant).

A financing agreement was signed for construction of projects in the renewable energy area – in the aggregate scope of about $370 million.

The commitment framework for investment of the partners in the CPV Group was increased – by the amount of $100 million.

Completion of construction of the Maple Hill solar project in the scope of 126 megawatts – construction of the project was completed proximate to the approval date of the report. The full amount of the consideration for the investment of the tax partner has not yet been received.

Group headquarters	Reconfirmation of a credit rating for the Company and its debentures of ‘ilA–’ and an update of the rating outlook to negative by S&P Maalot.

Renewal of binding credit frameworks – in the amount of NIS 550 million and LC frameworks for the CPV Group in the amount of NIS 365 million, which are valid up to the second half of 2024.

OPC Energy Ltd.
Report of the Board of Directors

Portfolio of about 13.5 GW and about 1.4 GWh of storage (*)

United States

10GW
2.6
2.2
3.9
CCUS Project
1.3
2.0
4.5
Renewble
Energy
0.4
1.4
1.4
Natural Gas
Operating Assets
Under Construction
and Advanced
Development
Pipeline
Total

Israel

3GW
1.5
3.0
1.4GW
0.4
1.4
Storage
1.1
Operating Assets
Under Construction and Advanced Development
Pipeline
Total
Advanced Development

(*) For additional information – see Section 6 below.

2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

For details regarding the Group’s activity segments in the period of the report and the update thereto commencing from the end of 2022 – see Section 2 of the Report of the Board of Directors for 2022 (“the Report of the Board of Directors for 2022”).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly changes in inflation and interest) – for details regarding significant changes in the macro‑economic environment in Israel and in the U.S., mainly during 2023 and subsequent to the period of the report due to the outbreak of the Swords of Iron War in Israel, as well as due to the impact of the business environment on the activities of the Group companies, among other things, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, the costs of executing construction projects, financing expenses, currency exchange rates and the like – see Sections 3.1C and 12 below.

Set forth below is data with reference to the Consumer Price Index (CPI) in Israel and in the U.S. and the interest rates of Bank of Israel and the Fed and the currency exchange rate:

			Bank of
			Israel	Federal	NIS/$
	Israeli	U.S.	interest	interest	exchange
	CPI	CPI	rate	rate	rate
Proximate to the approval
date of the report*	111.1	307.8	4.75%	5.25%–5.50%	3.833
At September 30, 2023	111.2	307.0	4.75%	5.25%–5.50%	3.824
At December 31, 2022	107.7	297.7	3.25%	4.25%–4.50%	3.519
At September 30, 2022	106.8	296.2	2.0%	3.00%–3.25%	3.543

Change:
January–September 2023	3.3%	3.1%	1.5%	1.00%	8.7%
January–September 2022	4.4%	6.6%	1.9%	3.00%	13.9%
June–September 2023	0.8%	1.0%	-	0.25%	3.4%
June–September 2022	1.2%	1.3%	1.25%	1.50%	1.2%
2022	5.3%	7.1%	3.15%	4.25%	13.2%

* November 14, 2023.

In January 2023, the Government began advancement of a plan for making changes in Israel’s judicial system. Pursuant to the publications in the media, the changes could impact the strength of the Israeli economy, adversely impact investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause of weakening of the exchange rate of the shekel against other currencies (including the dollar) and harm the activities of the business sector. To the extent the above estimates materialize, wholly or partly, this could negatively impact the financial position and activities of the Company customers and suppliers and could also impact the availability and cost of the capital and financing sources that are required by the Company, mainly for purposes of supporting its continued business growth.

B.
The Coronavirus and broad global impacts on raw‑material prices and the supply chain – for details regarding the impacts of the global trends that started against the background of the Coronavirus crisis and the Company’s estimate regarding the continuation and scope thereof on the Group’s activities, if any – see Section 3.1B to the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.
The Iron Swords War in Israel – subsequent to the period of the report, on October 7, 2023, the Iron Swords War (hereinafter – “the War”) broke out in Israel – this coming as a result of a deadly attack by the Hamas terrorist organization on communities skirting in the Gaza Strip in the southern part of Israel. Ultimately, the War led to consequences and restrictions with respect to the Israeli economy, including, among others, a curtailment of business activities, a significant call‑up of military reserves, limitations on gatherings in work places and public areas, restrictions on carrying on the operation of schools in the educational system, and others. In addition, the impacts of the War include considerable uncertainty regarding its ramifications with respect to macro‑economic factors in Israel as well as on the State of Israel’s financial position, including possible unfavorable changes of the credit rating of Israel and Israeli financial institutions (particularly the Israeli banking system), sharp fluctuations in the currency exchange rates, particularly a strengthening of the dollar exchange rate, and instability in the Israeli capital market (including wider trading fluctuations, falling security prices, liquidity issues and limited accessibility).

          Set forth below is an overview of the main impacts of the War on the Group’s business activities in Israel since the onset thereof and based on the facts and circumstances existing as at the approval of the report:

1.
Uninterrupted activity of the power plants – the Group’s power plants in Israel are continuing their electricity generation activities pursuant to the provisions of the electricity generation licenses granted to them and based on the directives of the relevant authorities and the Ministry of Energy and Infrastructures (“the Ministry of Energy”). The Group makes the required adjustments on an ongoing basis, particularly with respect to the operation and security teams, in order to permit uninterrupted activities at all times. The Group’s sites (similar to most private business activities in Israel) could be exposed to physical damage as a result of the War, where in this regard it is noted that in addition to the rights provided by the Property Tax and Compensation Fund Law, 1961, the Group companies in Israel (Rotem, Hadera, Gat and Zomet) have acquired insurance policies that provide certain coverage in accordance with the amounts and conditions stipulated in the policies, in connection with direct physical harm and consequential damages (lost profits directly or in respect of War damages to other significant parties, such as suppliers, subject to certain conditions) deriving from terrorist and war activities. The scope of the coverage and the self‑participation (deductible) provided in the policies is that which is customary in the power‑plant market in Israel[3]. The validity of the policies for Rotem and Hadera is up to the end of July 2024, for Zomet up to the end of May 2024 and for Gat up to the end of April 2024.

[3]
As is usual in policies of this type in Israel, the insurance coverage is subject to exceptions, self‑participation (deductible) and conditions. Accordingly, there is no certainty that the insurance coverage will compensate the Company for the harm it suffers (in whole or in part) in a case of an attack on its facilities (if any). Furthermore, there is no certainty regarding the renewal terms of the policies upon their expiration. For details regarding risk factors relating to insurance – see Section 19.2.10 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	The Iron Swords War in Israel (Cont.)

1.	Uninterrupted activity of the power plants (Cont.)

It is further noted that the activities of the Group’s power plants in Israel are subject to the directives of the Defense and Cyber Unit in the Ministry of Energy regarding cyber defense matters in power plants (for additional information – see Section 16 of Part A of the Periodic Report for 2022). Moreover, the Group employs a multi‑faceted approach with respect to protection of its generation facilities against cyber‑attacks, particularly protections against outside intrusions (in general, an outside connection to the power plants in not permitted), protections against internal attackers that have access to the control networks of the power plants (suppliers, technicians, etc.) and creation of real‑time capabilities for monitoring and identifying cyber events. Since the beginning of the War, the Group is making the required adjustments on an ongoing basis in order to minimize the exposure to cyber risks.

2.
Uninterrupted supply of natural gas to the power plants – the Group’s power plants in Israel acquire natural gas in a quantity that is sufficient for all their operational requirements. The Group companies in Israel have signed long‑term agreements for acquisition of natural gas – both with Tamar and with Energean (for additional details – see Note 28C to the annual financial statements). From the beginning of the War and up to November 12, 2023, supply of the natural gas from the Tamar reservoir was suspended, whereas as at the date of the report there has been no change in the activities of the Karish reservoir that belongs to Energean as a result of the War[4]. In addition, as at the approval date of the report the Leviathan reservoir is continuing its supply of gas to the Israeli economy. It is noted that continuation of the activities of the Karish reservoir and the Leviathan reservoir is impacted to a significant extent by the scope of the War and a worsening of the defense (security) situation in Israel, particularly in the north. During the suspension period of the Tamar reservoir, the Group has acquired natural gas mainly from Energean as well as under short‑term agreements and by means of casual transactions in the secondary market, where in this period there has been no significant change in the Group’s natural gas costs compared with the situation existing prior to the start of the War. It is noted that a shortage or interruption in the supply of natural gas from the Karish reservoir (without utilization of compensatory agreements under Standard 125 as detailed below) could have a significant negative impact on the Company’s natural gas costs.

[4]
A shortage or interruption of the supply of natural gas could have an adverse impact, even a significant one, on the Group’s activities and its results. Regarding the risk factor involving interruptions of the supply of natural gas – see Section 19.2.2 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	The Iron Swords War in Israel (Cont.)

2.	Uninterrupted supply of natural gas to the power plants (Cont.)

It is noted that Rotem, Hadera and Zomet power plants are “two‑fuels” generators of electricity (that is, they have the capability of operating using both natural gas and diesel oil, subject to the required adjustments5). As at the approval date of the report, the plants have seen to an inventory of diesel oil that is at least in conformance with the terms of the license of each plant. It is further noted that the Hadera and Zomet power plants are subject to Standard 1256, which covers a case of shortage of natural gas in the economy and provides, among other things, the authority of the System Operator to provide directives for use of diesel oil in the electricity sector in hours where there is a shortage of gas and a generator that operates using diesel oil based on the instructions of the System Operator, as stated, will be compensation for the difference between the generation cost using diesel oil and the generation cost using gas recognized by the generator (for additional details – see Section 7.3.17.7 of the Periodic Report for 2022). As stated in Section 19.2.2 of the Periodic Report for 2022, pursuant to the Group’s position and based on past experience, Standard 125 also applies to the Rotem power plant, and the Company has expressed its position to the Electricity Authority regarding this matter.7 8

[5]
The Gat power plant is a “single‑fuel” generator powered by natural gas, which is entitled to an availability tariff, as stated in Section 7.3.14 of Part A of the Periodic Report for 2022. Pursuant to Standard 125 referred to below, a generator will be considered available even in certain circumstances of a shortage of natural gas as provided in the Standard, However, there is no certainty that the mentioned arrangements will apply to the circumstances as they will be (as many as they may be).

[6]	Published in the Record of Regulations in the Internet site of the Electricity Authority.
[7]
As stated in Section 7.3.14.3 of Part A of the Periodic Report for 2021. The Professional Staff of the Electricity Authority has notified Rotem that its position regarding application of the Standard to Rotem is different. As stated above, the Company has presented its position regarding this matter to the Electricity Authority. That stated regarding the Company’s estimate constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will materialize, and where ultimately Rotem’s entitlement to compensatory arrangements in a case of a shortage of natural gas, including compensation for the difference between the operating cost using natural gas and the operating cost using diesel oil, could be limited as a result of that stated. As stated in Section 7.15.5.1B of Part A the Periodic Report for 2022, pursuant to the provisions of Rotem’s PPA with Israel Electric Authority, in a case of a continuing shortage in the supply of natural gas, subject to the provisions of the PPA, Rotem is entitled to provide the plant’s availability to the System Operator against receipt of a reimbursement in respect of the cost of using diesel oil (in respect of which Rotem pays an annual premium) and receipt of a payment for providing the availability. As stated in the Periodic Report, provision of availability to the System Operator is much less economically worthwhile than selling to customers.

[8]
That stated above with reference to the arrangements applying in a case of a shortage of natural gas is based on the Company’s estimates as at the date of the report. Nonetheless, there is no certainty that these arrangements will fully or partly compensate the Group for the gas shortage or the interruption in supply of the natural gas, and there is no certainty regarding the actual manner of their implementation by the System Operator and the authorities, particularly in light of the emergency situation. In addition, these arrangements might change and/or be cancelled as a result of a worsening of the emergency situation, length of the War, circumstances relating to the shortage of natural gas and pressures in the economy and the combat requirements.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	The Iron Swords War in Israel (Cont.)

3.
Demand for electricity and by the Group’s customers in particular – as at the approval date of the report, in general no material impact of the War on the level of demand for electricity on the part of the Group’s customers in Israel is discernable. It is noted that the Group’s customers (including significant customers as stated in Section 7.6.2 of Part A of the Periodic Report for 2022) have facilities in Israel that could be exposed to physical (actual) damage or to economic and other consequences of the War, and their continued regular operation (and, in turn, the Company’s revenues therefrom) could also be negatively impacted by the War.

4.
Proposed decision of the Electricity Authority regarding coverage of expenses of the War of Israel Electric Company Ltd. – on October 26, 2023, the Electricity Authority published a hearing whereby the Authority will designate revenues from sale of the Eshkol power plant (in excess of the carrying value in the books plus the costs of the land and the selling costs) for purposes of covering expenses incurred and fully realized during the War, including costs of diesel oil in accordance with the principles provided in the hearing regarding the manner of spreading‑out the expenses and recognizing them as a derivative of the scope of the surplus revenues. As at the approval date of the report, a final decision regarding the matter had not yet been made.

5.
Strengthening of the dollar against the shekel – as detailed in Section 12 below, an increase in the exchange rate of the dollar increases the cost of the natural gas purchased by the Group companies in Israel (the gas tariff is linked partly to the exchange rate of the dollar and/or is denominated at the dollar exchange rate and is linked to the generation tariff, and also includes dollar floor (minimum) prices. For additional details – see Section Note 28C to the annual financial statements). Nonetheless, the structure of the activities includes a partial natural (built‑in) protection that reduces the said exposure, as a result of linkage of a significant part of the revenues of the Group companies in Israel to the generation tariff (which is impacted, in part, by a change in the exchange rate of the dollar). Despite that stated, the generation component is generally updated once a year, and accordingly there is a timing difference between the impact of an increase in the exchange rate of the dollar on the current cost of the gas and the impact thereof on the Company’s revenues, which has an immediate negative impact on the profits and current cash flows. In the medium term, an increase in the exchange rate of the dollar is expected to trigger an increase in the generation tariff and, in turn, an increase in the Company’s revenues and, thus, to reduce the impact of the increase on the costs of the gas, as stated[9].

With reference to the Company’s investment in the CPV Group, which operates in the United States and its functional currency is the dollar, a strengthening of the dollar has a positive impact on the dollar value of the Company’s investments and on the Company’s net income and shareholders’ equity. It is noted that in the short run, financing of the expected investments in the projects of the CPV Group that are under construction is made mostly from sources in the U.S. (for details regarding a financing agreement for construction of projects in the renewable energy segment in the U.S. – see 7A(4)) and, therefore, a strengthening of the dollar exchange rate in the near term is not expected to lead to a significant increase in the financing requirements in order to continue execution of these investments.

[9]
It is noted that that stated above with reference to determination of the generation component, its composition and the manner of its impact on the Group constitutes “forward‑looking” information, regarding which there is no certainty of its realization and that is impacted by factors not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	The Iron Swords War in Israel (Cont.)

6.
Financial strength and liquidity – proximate to the approval date of the report, the Group’s headquarters and companies in Israel have cash balances (without restricted cash), in the amount of about NIS 140 million, and unutilized secured credit frameworks, in the amount of about NIS 694 million, along with unutilized binding credit frameworks, in the amount of about NIS 540 million. In addition, as detailed in Note 7A(8) to the Interim statements, some of the guarantees granted in connection with the activities in Israel were granted in non‑binding credit frameworks, and some of the guarantees granted that relate to the activities of the CPV Group in the U.S. were granted by banks in Israel (and are contingent on a minimum rating for the bank). In addition, the CPV group has cash balances in the amount of about NIS 130 million (about USD 35 million) as well as an unused balance in a financing agreement for the construction of renewable energy projects in the amount of about NIS 750 million (about USD 200 million). As detailed in note 7A(4) to the Interim Statements, the financing facility will be used to continue the construction of the solar projects detailed in chapter 6 below.

A significant adverse impact on the ability to generate cash from the Company’s current operating activities in Israel due to, among other things, occurrence of one of the risks enumerated above, could have a deleterious effect on the Company’s financial strength and on its ability to comply with the provisions of the financing agreements of the Group companies, including the debentures, as well as on the ability to utilize credit frameworks. It is further noted that a negative impact on the credit rating in Israel and, accordingly, a possible negative impact on the credit rating of the banks in Israel, could impact compliance with the minimum rating commitments, as stated. In this regard, assuming certain conditions, the Company might need to consider raising debt and/or equity in order to reduce the possible impact.

For additional details regarding the status of projects under construction as at the approval date of the report – see Section 6 of the Report of the Board of Directors. In addition, for details with respect to contributions and the Group’s actions aimed at assisting the War effort and those harmed by the War – see Section 13 of the Report of the Board of Directors.

As at the approval date of the report, there is significant uncertainty regarding the development of the War, its scope and duration. Furthermore, there is significant uncertainty with respect to the impacts of the War on macro‑economic and financial factors in Israel, including the situation in the Israeli capital market. Accordingly, at this stage it is not possible to estimate the extent of the impact of the War on the Group and on its results.

As a group operating in Israel, continuation of the War, expansion of the scope thereof and/or a worsening of the defense (security) situation in Israel could well have an unfavorable impact on the Group’s activities, results and liquidity, including due to impacts, as stated, on significant suppliers and customers of the Group and/or on macro‑economic factors and the capital market. For additional details regarding the risk factors to which the Company is exposed, including as a result of risks relating the defense (security) situation in Israel, changes in the currency exchange rates, instability and/or access to the capital market and macro‑economic changes – see Section 19 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

D.	Update of the electricity tariffs in the period of the report, including the brackets of the demand hours –

Commencing from January 2023, as well as during 2022, a number of updates of the Electricity Authority of the electricity tariff and the generation component entered into effect. For additional details – see Sections 7.2.3 and 7.10 of Part A of the Periodic Report for 2022.

Set forth below is data regarding the weighted‑average annual generation component (the prices are denominated in kilowatt hours):

Period	2023	2022	Change

January–September average	30.57	28.56	+7%
July–September average	30.39	30.15	+1%

For additional details regarding the updates made and the circumstances thereof – see Section 3.2C to the Report of the Board of Directors for 2022. For details regarding a hearing published by the Electricity Authority with respect to designation of the surplus revenues from sale of the Eshkol power plant for coverage of expenses of the war of Israel Electric Company – see Section 3.1(C) above. As at the date of the report, a final decision had not yet been issued.

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s result, and vice‑versa.

Update of the brackets of the demand hours

In August 2022, the Electricity Authority published a decision to revise, the time of use (TOU) demand categories (brackets) for purposes of adjusting the structure of the load and time tariffs (TOAZ) for a significant integration of solar energy and storage. For additional details – see Section 3.2C of the Report of the Board of Directors for 2022. The updated tariff structure entered into effect at the beginning of 2023.

As stated in the Periodic Report for 2022, update of the demand‑hours categories has a negative impact on the Group’s results, as detailed in Sections 4 and 5 below, this mainly in light of the consumption profile of the Group’s customers (which are mostly industrial and commercial customers), which is usually low consumption volatility in the daytime hours, compared with the consumption profile of households that is reflected in the tariffs and arrangements determined in the update with reference to the low‑level and peak hours. In the Company’s estimation, the annual scope of the negative impact on its activities in Israel is estimated at about NIS 35 million10. In addition, a change in the demand brackets changes the seasonal breakdown of the Company’s revenues and income in Israel over the year in such a manner that it significantly increases the summer months (June–September), mainly the third quarter at the expense of the other quarters – particularly the first quarter. Accordingly, the results of the Group’s activities in Israel in the third quarter enjoyed a significant positive impact compared with the corresponding quarter last year against the background of the seasonal difference, as stated (for additional details – see Sections 4 and 5 below).

[10]
For additional details – see Sections 7.2.4 and 7.10.2 of Part A of the Periodic Report for 2022. That stated in this Section with reference to the impacts of the update to the hourly demand brackets constitutes “forward‑looking” information as it is defined in the Securities Law which is based on the Company’s estimates and assumptions as at the date of the report and regarding which there is no certainty it will materialize. Ultimately, the impact could be different than that stated, this being due to, among other things, the Company’s estimates with respect to the consumption profile not materializing, the manner of its distribution and/or the actual mix of the customers and/or occurrence of one or more of the risk factors the Company is subject to.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

E.
Supplementary arrangements and granting of a supply license to Rotem – in February 2023, the Electricity Authority published a proposed decision that includes application of benchmarks and granting of a supplier license to Rotem – for additional details – see Section 3.2E of the Report of the Board of Directors for 2022 (“the Proposed Decision”). As at the approval date of the report, a final decision had not yet been published and the arrangements included as part of the Proposed Decision had not yet entered into effect, where to the best of the Company’s knowledge, the Electricity Authority is expected to publish a decision regarding the matter. As at the approval date of the report, there is no certainty regarding the final language of the arrangements that will be determined (if ultimately determined) and the scope of their impact. Based on the publication, the Proposed Decision creates uniformity regarding many aspects of the regulation applicable to Rotem with that of the generation facilities that are authorized to execute bilateral transactions, and thus the arrangements should permit Rotem to operate in the energy market in a manner similar to that of the other generation facilities that are authorized to execute bilateral transactions. In addition, in the Company’s estimation arrangements as stated in the proposed decision are expected to settle certain disputes between Rotem and the System Operator (as stated in Section 7.15.5.1 of Part A of the Periodic Report for 2022), and in this regard it is noted that subsequent to the date of the report the System Operator repeated its position with respect to exceptional consumption beyond the plant’s generation capability, where without detracting from its basic position it contended, among other things, that according to its position the exceptional consumption will be charged at a tariff that is based on the high‑voltage TOAZ rate plus 25%[11]. Rotem disagrees with the System Operator’s position and is holding talks with it and, as noted, to the best of Rotem’s understanding the matters are expected to be resolved as part of the overall arrangement proposed in the proposed decision.

As stated in Section 7.3.18.5 of Part A of the Periodic Report for 2022, in the Company’s estimation, the proposed decision, to the extent it is determined and as a derivative of the final arrangements, should reduce the uncertainty regarding the arrangements applicable to Rotem and allow Rotem to operate through a supply license, similar to other relevant private generators. Nonetheless, as at the approval date of the report, a final decision on the proposed decision had not yet been made and, accordingly, the Company is not able to estimate the impact of the said disputes on Rotem’s activities12.

For additional details regarding developments of the Group’s activities in Israel – see Sections 6 and 10 below.

[11]	A tariff the impact of which, in the Company’s estimation, on the Group’s results compared to the period prior as at the date of the report is not material.
[12]	For additional details – see Section 7.3.18.5 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

Electricity and natural gas prices

For additional details regarding the electricity and natural gas prices in the United States – see Section 3.3F of the Report of the Board of Directors for 2022.

F.	Natural gas prices

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the			For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
(Power Plant)	2023	2022	Change	2023	2022	Change

TETCO M3 (Shore, Valley)	1.94	6.87	(72)%	1.39	7.10	(80)%
Transco Zone 5 North (Maryland)	2.73	8.41	(68)%	2.83	9.69	(71)%
TETCO M2 (Fairview)	1.63	5.86	(72)%	1.25	6.84	(82)%
Dominion South (Valley)	1.63	5.87	(72)%	1.27	6.87	(82)%
Algonquin (Towantic)	3.02	9.46	(68)%	1.93	7.57	(74)%
Chicago Citygate (Three Rivers)	N/A	N/A	N/A	2.31	N/A	N/A

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

The natural gas prices in the U.S. started to rise in the second half of 2021 due to recovery from the economic crisis as a result of the corona virus and even more so as a result of the outbreak of the war between Russia and the Ukraine in the beginning of 2022, and remained high in 2022, while the generation levels of the natural gas were low. The prices of the natural gas began to fall sharply at the end of December 2022 when the generation of natural gas recovered and the demand slowed owing to the warm winter, and against the background of the high inventory levels they remained at a significantly lower level in the period of the report than in the corresponding period last year.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

G.	Electricity prices

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
(Power Plant)	2023	2022	Change	2023	2022	Change

PJM West (Shore and Maryland)	31.97	74.56	(57)%	33.32	90.44	(63)%
PJM AD Hub (Fairview)	30.64	71.01	(57)%	31.83	87.06	(63)%
NY‑ISO Zone G (Valley)	33.86	85.30	(60)%	32.46	89.48	(64)%
ISO‑NE Mass Hub (Towantic)	37.55	88.48	(58)%	33.22	85.74	(61)%
PJM ComEd (Three Rivers)	–	–	–	30.86	–	–

Based on Day‑Ahead prices as published by the relevant ISO. It is clarified that the actual electricity prices of the power plants of the CPV Group could be significantly different.

The decrease in the electricity prices in the period of the report and in the third quarter of 2023 compared with the corresponding periods last year, as shown by the above table, corresponds to the trend of decreasing natural gas prices.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Electricity margin in the operating markets of the CPV Group (Spark Spread)

The electricity margin (Spark Spread) is the difference between the price of the electricity in the relevant market and the price of the natural gas used for its generation. The electricity margin is calculated based on the following formula:

Electricity margin ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (MMBtu/MWh)]

Set forth below are the average electricity margins (Spark Spread) for each of the main markets in the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Nine Months Ended			Three Months Ended
Power Plant	September 30			September 30
(Region)	2023	2022	Change	2023	2022	Change

Shore (PJM West/TETCO M3)	18.61	27.16	(31)%	23.70	41.46	(43)%
Maryland (PJM West/Transco Zn 5N)	13.15	16.55	(21)%	13.77	23.6	(42)%
Valley (NY-ISO Zone G/30% Dominion South, 70% TETCO M3)	21.13	39.97	(47)%	23.11	40.97	(44)%
Towantic (ISO-NE Mass Hub/Algonquin)	17.94	27.01	(34)%	20.67	36.52	(43)%
Fairview (PJM AD Hub/TETCO M2)	20.04	32.94	(39)%	23.67	42.62	(44)%
Three Rivers (PJM ComEd / Chicago City Gate)	–	–	–	15.86	–	–

*
Based on Day‑Ahead prices as shown in the above tables, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different.

The decrease in the electricity margins (Spark Spread) in the period of the report and in the third quarter of 2023 compared with the corresponding periods last year, as shown by the above table, corresponds to the trend of decreasing natural gas prices. Nonetheless, the decline in the electricity margins in the regions wherein the power plants of the CPV Group are operating was more moderate in light of the decrease in the supply for generation of electricity against the background of closing of power plants (mainly power plants powered by coal) and limited new supply of power plants (including those using renewable energy).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Capacity payments

Capacity is a payment component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This payment component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the payment component, as stated, including entitlement to a payment for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the FERC of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public tenders for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The impact on the overall results changes as a function of the energy margins, which impacts the essential payment component for generation of the electricity and the sale thereof – this being taking into account that the weight of the capacity payments is usually lower than the sale of the electricity component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day). It can be seen in the following table that generally the capacity prices have declined from period to period – this being mainly as a result of a decline in the expected demand, increase in the projects based on gas and renewable energy projects – and respectively, offering of lower prices by the players as part of the capacity tenders.

Sub-Region	CPV Plants[13]	2024/2025	2023/2024	2022/2023	2021/2022
PJM RTO		28.92	34.13	50	140
PJM COMED	Three Rivers	28.92	34.13	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140
PJM EMAAC	Shore	54.95	49.49	97.86	165.73

Source: PJM

13 The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Capacity payments (Cont.)

PJM reform

In August 2023, the Appellate Court in Washington approved the FERC’s decision to reduce the flexibility of suppliers to fix the prices of their bids in the capacity tenders. The Court ruled that FERC acted within the scope of its rights in determination of the rule that requires PJM to examine and approve most of the bids in the capacity tenders.

In October 2023, PJM submitted to FERC changes in the format for the capacity market for the purpose of applying the changes to the tenders planned for June 2024. The proposed changes include changes in the modeling of risks, a recognition process for June the source of the capacity, requirements for examination of generators, a ceiling for an annual penalty on the performance levels and a ceiling for recognized bids. In the estimation of the CPV Group, the proposed changes, if approved, are expected to have a positive impact on the capacity prices14.

NYISO market

Similar to the PJM market, the NYISO market capacity payments are made as part of a mechanism for centralized purchase of capacity. For additional details, particularly regarding seasonal and monthly tenders – see Section 3.3G of the Report of the Board of Directors for 2022.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market, the capacity prices rose compared with prior periods – and this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Winter 2023/2024	Summer 2023	Winter 2022/2023	Summer 2022
NYISO Rest of the Market	–	127.25	153.26	39.12	110.87
Lower Hudson Valley	Valley	128.9	164.35	43.43	151.63

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

[14]
That stated in this Section regarding the estimate of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and that depends on the content of the arrangements that will be provided (if any) and the manner of their application.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Capacity payments (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity tender for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

J.
The Inflation Reduction Act (“the IRA Law”) – for additional details regarding the IRA Law, which grants significant tax benefits to projects involving renewable energies and carbon capture technologies, and the impact thereof on the construction and development projects of the CPV Group – see Section 3.3H of the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations (for additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A of the Periodic Report for 2022 and Section 3.2D above).

In Israel, the TOAZ tariffs are supervised (controlled) and published by the Electricity Authority. For details regarding a decision to update the hourly demand categories of the TOAZ commencing from January 1, 2023 – see Section 3.2D above and Section 7.2.4 of Part A of the Periodic Report for 2022. Update of the hourly demand brackets changes the breakdown of the Company’s revenues over the quarters in such a manner that it increases the summer months (and mainly the third quarter) at the expense of the other quarters, and particularly the first quarter.

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in the summer and the winter periods compared with the average and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average. In addition, in connection with renewable energy wind projects, the wind speeds tend to be higher in the winter and lower in the summer.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income[15]

	For the nine months ended
Section	September 30
	2023	2022

Revenues from sales and provision of services (1)	1,971	1,423
Cost of sales and provision of services (without depreciation and amortization) (2)	(1,395)	(1,036)
Depreciation and amortization	(205)	(132)
Gross profit	371	255
Administrative and general expenses	(182)	(155)
Share in earnings of associated companies[16]	179	190
Business development expenses	(47)	(35)
Other income, net	6	–
Operating income	327	255
Financing income (expenses), net	(143)	(18)
Income before taxes on income	184	237
Taxes on income expenses	(44)	(57)
Net income for the period	140	180
Adjustments	26	(60)
Adjusted net income for the period[17]	166	120

Attributable to:
The Company’s shareholders	140	84
Holders of non‑controlling interests	26	36

[15]	The results of the associated companies in the U.S. (mainly in the Energy Transition segment) are presented in the category “Company’s share in earnings of associated companies”.
[16]
The earnings of associated companies in the U.S. include income or loss in respect of changes in the fair value of derivative financial instruments from plans of the CPV Group that hedge electricity margins, which are not designated for application of hedge accounting and that were not yet realized as at the date of the financial statements.

[17]
Adjusted net income or loss – net income or loss in accordance with IFRS plus or minus the adjustments detailed in Section G below. It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Nine Months Ended
	September 30
	2023	2022
Revenues in Israel
Revenues from sale of energy to private customers	1,154	891
The increase stems mainly from an increase in the generation component and an increase in customer consumption, in the aggregate amount of about NIS 198 million, and an increase, in the amount of about NIS 66 million, due to consolidation of Gat for the first time starting from the second quarter of 2023.

Revenues from private customers in respect of infrastructure services	373	237
The increase, stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 76 million and about NIS 40 million, respectively, and an increase of about NIS 20 million due to consolidation of Gat for the first time starting from the second quarter of 2023.

Revenues from sale of energy to the System Operator and to other suppliers	127	79	Most of the increase, in the amount of about NIS 49 million, stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	30	–	The increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of steam	45	44
Other revenues	50	28	Most of the increase stems from sale of electricity from the Zomet power plant prior to the commercial operation at the end of June 2023.
Total revenues in Israel	1,779	1,279

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	89	65	The increase derives mainly from the first‑time consolidation of the results of Mountain Wind project in the second quarter of 2023.
Revenues from provision of services (under others)	103	79	The increase stems mainly from an increase in the scope of the services provided to projects.
Total revenues in the U.S.	192	144

Total revenues	1,971	1,423

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Nine Months Ended
	September 30
	2023	2022
Cost of sales in Israel
Natural gas and diesel oil	489	372
The increase stems mainly from an increase in the natural gas tariff as a result of an increase in the generation component and the shekel/dollar exchange rate, in the amount of about NIS 41 million, from an increase in the quantity of the gas consumed against the background of maintenance work at the Rotem and Hadera power plants in the corresponding period last year, in the amount of about NIS 45 million, and an increase due to consolidation of the results of Gat for the first time and the commercial operation of Zomet starting from the second quarter of 2023, in the amount of about NIS 85 million. On the other hand, there was a decrease of about NIS 52 million, deriving from entry of the Energean agreement into effect commencing from the second quarter of 2023 (of which about NIS 18 million stemming from a contractual monetary amount that Rotem and Hadera are entitled to from Energean that was recognized in the first quarter, as described in Note 8A(3) to the Interim Statements).

Expenses in respect of acquisition of energy	249	240
The increase stems mainly from an increase of about NIS 89 million in customer consumption in the period of the report. On the other hand, there was a decrease, in the amount of about NIS 81 million, against the background of maintenance work at the Rotem and Hadera power plants in the corresponding period last year.

Expenses in respect of infrastructure services	373	237
The increase stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 76 million and about NIS 40 million, respectively, and an increase of about NIS 20 million due to consolidation of Gat for the first time in the second quarter of 2023.

Cost of transmission of gas	29	24
Operating expenses	83	61	The increase stems mainly from the first‑time consolidation of Gat and the commercial operation of Zomet starting from the second quarter of 2023.
Other expenses	60	25	Most of the increase stems from natural gas and other expenses at the Zomet power plant prior to the commercial operation at the end of June 2023.
Total cost of sales in Israel	1,283	959

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	35	22	The increase stems mainly from the first‑time consolidation of the Mountain Wind project starting from the second quarter of 2023.
Cost in respect provision of services (under others)	77	55	Most of the increase is parallel to the increase in the scope of the services provided to projects.
Total cost of sales and provision of services in the U.S.	112	77
Total cost of sales and provision of services	1,395	1,036

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

1.	EBITDA indices

–	“EBITDA in the consolidated statements”: net income (loss) for the period before depreciation and amortization, net financing expenses or income, taxes on income and other income (expenses), net.

–
“EBITDA after proportionate consolidation”: “EBITDA in the consolidated statements” after eliminating the share in the income (losses) of associated companies and after a proportionate consolidation of the EBITDA of the associated companies based on the rate of holdings of the CPV Group therein.

–
“EBITDA after adjusted proportionate consolidation: “EBITDA after proportionate consolidation” after adjustments in respect of changes in the fair value of derivative financial instruments and items that are not in the ordinary course of the Group’s business and/or that are of a non‑recurring nature (for details regarding adjustments in the period – Section F below).

2.
FFO (Funds From Operations) – cash flows from operating activities for the period (including changes in the working capital) less investments in property, plant and equipment and periodic maintenance costs that are not included in the current operating activities and less net interest payments.

3.
Net cash flows after service of the project debt – FFO after adjustments in respect of payment of principal on project loans, and change in other credit from banks and change in restricted cash and deposits (including for securing transactions hedging electricity margins) as part of the project credit.

The said indices are not recognized in accordance with IFRS as indices for measurement of financial performance and may not be considered as a substitute for gross profit and operating income, cash flows from operating activities or other terms of operating or liquidity indices that are provided in the IFRS standards.

It is noted that EBITDA indices are not intended to represent an approximate of the free cash flows from the Group’s operating activities, or to represent cash available for distribution as dividend or for other uses (particularly in light of the provisions of the project financing agreements for some of the Group’s power plants), since these amounts will most likely be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by limitations that negatively impact the use thereof as indices for analysis of the Company’s profitability, since they do not take into account certain revenues and expenses deriving from the Company’s business, which could have a significant impact on its net profit or loss, such as, depreciation expenses, financing expenses or income and taxes on income.

The Company believes that the data relating to adjusted EBITDA after proportionate consolidation and FFO18  provide useful and transparent information to investors when reviewing the Company’s operating performances and its current operating cash flows and when comparing these performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) and when comparing performances between periods. It is noted that the adjusted EBITDA after proportionate consolidation also serves the Company’s management when reviewing the Company’s performances.

[18]	It is noted that other companies might define the EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

The net cash flows after service of the project debt provides additional information regarding the net cash flows of the projects that are available to the Group (subject to compliance with the provisions of law and the project financing agreements regard distribution of dividends) for purposes of service of non‑project debt, growth and making new investments, as well as distribution of dividends to its owners (subject to the provisions of law, the trust indentures and non‑project financing agreements and pursuant to the Group’s policies).

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Nine Months Ended
	September 30
	2023	2022

Revenues from sales and provision of services	1,971	1,423
Cost of sales (without depreciation and amortization)	(1,395)	(1,036)
Administrative and general expenses (without depreciation and
amortization)	(172)	(147)
Business development expenses	(47)	(35)
Share in income of associated companies	179	190
Consolidated EBITDA	536	395
Elimination of the share in income of associated companies	(179)	(190)
Addition of the share of Group in proportionate EBITDA of
associated companies (1)	423	393
EBITDA after proportionate consolidation	780	598
Adjustments – see detail in Section G below	33	1
Adjusted EBITDA after proportionate consolidation	813	599

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

	For the
	Nine Months Ended
	September 30
	2023	2022

Revenues from capacity payments	177	177
Revenues from sales of energy and other	741	1,600
Cost of sales – natural gas (without depreciation and amortization)	(339)	(978)
Cost of sales – other expenses (without depreciation and
amortization)	(209)	(210)
Gain (loss) from realization of transactions hedging the electricity margins	85	(184)
Changes in fair value of forward transactions in hedging plans
of the electricity margins	(15)	1
Administrative and general expenses (without depreciation and
amortization)	(17)	(13)
Group’s share in proportionate EBITDA of associated companies	423	393
Adjustments in respect of associated companies (see detail in
Section G below)	15	(1)
Group’s share in proportionate adjusted EBITDA of associated
Companies	438	392

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

	Basis of
	presentation
	in the	For the
	Company’s	Nine Months Ended
	financial	September 30
	statements	2023	2022

Total operating projects in (see Section 4B(3) below)	Consolidated	471	282
Business development costs, headquarters in Israel and others	Consolidated	(26)	(17)
Total Israel		445	265
Total operating projects (see Section 4B(3) below)	Associate	440	393
Other costs	Consolidated	(3)	(4)
Total energy transition in the U.S.		437	389
Total operating projects in Israel (see Section 4B(3) below)	Consolidated	46	41
Business development and other costs	Consolidated	(29)	(19)
Total renewable energy in the U.S.		17	22
Total activities under other segments	Consolidated	6	4
Headquarters in the United States[19]	Consolidated	(72)	(64)
Total United States		388	351

Company headquarters (not allocated to the segments)	Consolidated	(20)	(17)

Adjusted EBITDA after proportionate consolidation		813	599

[19]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 21 million and about NIS 10 million for the six‑month periods ended September 30, 2023 and 2022, respectively.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(3)
Set forth below is additional information regarding the revenues, adjusted EBITDA after proportionate consolidation, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by activity segments and subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the nine months ended				For the nine months ended
		September 30, 2023				September 30, 2022
					Net				Net
	Basis of		Adjusted		cash		Adjusted		cash
	presentation		EBITDA		flows		EBITDA		flows
	in the		after		after		after		after
Main	Company’s		proportionate		service of		proportionate		service of
projects in	financial		consol-		project		consol-		project
operation	statements	Revenues	idation	FFO	debt	Revenues	idation	FFO	debt

Rotem[20]	Consolidated	993	344	334	334	844	244	203	203
Hadera	Consolidated	298	78	65	32	243	38	35	8
Zomet[21]	Consolidated	79	14	19	19	–	–	–	–
Gat[22] [23]	Consolidated	108	35	12	6	–	–	–	–
Total operating projects in Israel		1,478	471	430	391	1,087	282	238	211
Fairview	Associated (25%)	223	130	125	29	214	73	47	7
Towantic	Associated (26%)	235	107	80	(32)	349	71	61	19
Maryland[24]	Associated (25%)	162	44	16	8	153	45	22	6
Shore[25]	Associated (37.53%)	163	26	3	(6)	222	42	2	10
Valley	Associated (50%)	332	130	83	25	530	162	60	10
Three Rivers[18]	Associated (10%)	22	3	–	–	–	–	–	–
Total energy transition in the U.S.[26]		1,137	440	307	24	1,468	393	192	52
Keenan	Consolidated	62	34	30	12	65	41	38	10
Mountain Wind[19]	Consolidated	27	12	15	–	–	–	–	–
Total renewable energy in the U.S.		89	46	45	12	65	41	38	10

[20]
Not including a deduction of repayment of loans to shareholders of Rotem before the Veridis transaction (see Note 6A(2) of the interim statements) and intercompany taxes paid in the consolidated tax reconciliation statement.

[21]
The financial results of the Zomet and Three Rivers power plants were included starting from the commercial operation date at the end of June 2023 and during July 2023, respectively. For details regarding the capacity tariffs in the Zomet power plant, particularly in 2023, see Section 10B.

[22]
The financial results of the projects were included starting from the initial consolidation date in the second quarter of 2023. The estimated EBITDA for a full calendar year of the Mountain Wind project in the period of the PPA agreements is about NIS 45 million (about $13 million). That stated above with reference to the estimated EBITDA for a full calendar year constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report and regarding which there is no certainty it will materialize. That stated might be impacted by, among other things, changes in the PPA agreements, operating factors (including breakdowns or wind conditions), changes in financing or in the energy market or regulatory factors or as a result of occurrence of one or more of the risk factors to which the CPV Group is exposed.

[23]	The FFO in the period of the report includes a payment of about NIS 8 million for significant planned maintenance work that was performed at Gat in the first quarter of 2023.
[24]	The FFO in the period of the report includes a payment in respect of the project for upgrade of facilities of the Maryland power plant, in the amount of about NIS 8 million.
[25]	The FFO in the period of the report includes a payment, in the amount of about NIS 17 million, in respect of significant planned maintenance work performed at Shore, in the first half of 2023.
[26]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis in addition to the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners. For additional details – see Section 9 below.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Energy margin – the increase stems mainly from an increase in the generation tariff, in the amount of about NIS 58 million, an increase in the sales of energy, in the amount of about NIS 18 million, as a result of an increase of consumer consumption, and a decrease in the natural gas prices, in the amount of about NIS 34 million, as a result of entry into effect of the Energean agreement starting from the end of the first quarter of 2023[27]. On the other hand, there was an increase in the natural gas price due to the strengthening of the dollar against shekel, in the amount of about NIS 30 million. In addition, there was a decline in the revenues due to the revision of the hourly demand brackets, in the aggregate amount of about NIS 5 million[28] (for additional details – see Section 3.2(D)).

[27]
In the Company’s estimation, upon the commercial operation of the Karish reservoir, an annual monetary savings is expected estimated at about NIS 60 million, based on the average projected gas consumption of Rotem and Hadera. The Company’s estimate of the expected monetary savings upon the commercial operation of the Karish reserve constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates, assessments and plans proximate to the publication date of the report. The said data, estimates and assessments might not materialize or could change during the relevant period due to a range of circumstances that are not under the Company’s control, including operating factors, changes in the actual consumption of electricity and gas, changes in foreign currency, and/or occurrence of one or more of the risk factors to which the Company is exposed.

[28]
In the Company’s estimation, the expected impact for 2023 is a decrease in revenues of about NIS 35 million (of which about NIS 30 million is expected in the fourth quarter of 2023). The Company’s estimate constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assessments that might not materialize or could change during the relevant period due to various factors, including those not under the Company’s control and/or consumption of the electricity and/or occurrence of one or more of the risk factors to which the Company is exposed.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment (Cont.)

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions): (Cont.)

2.
Availability – during the corresponding period last year, the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results compared with the period of the report. For additional details – see Section 4C(3) to the Report of the Board of Directors for 2022.

In addition, the operating results of the Hadera power plant were negatively impacted in the third quarter of 2023 due to advancement of planned maintenance work in one of the gas turbines.

3.
One‑time events – in the first quarter of 2023, Rotem and Hadera recognized a contractual monetary amount it is entitled to from Energean, in the aggregate amount of about NIS 18 million further to amendment of the agreements from May 2022. The said amount is expected to be received in the beginning of 2024. For additional details – see Note 8A(3) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in the U.S. in the period of the report compared with the corresponding period last year (in millions of NIS):

1.
Energy margin and capacity payments – as stated in Section 3.3H above, in the period of the report there was a significant decline in the energy margins compared with the corresponding period last year, and correspondingly there was a decline, in the amount of about NIS 302 million, in the electricity margins of the CPV Group (on the assumption of full capacity). In addition, as detailed in Section 3.3H above regarding the capacity tariffs, there was a decrease, in the amount of about NIS 17 million, in the capacity payments in the period of the report compared with the corresponding period last year.

2.
Energy hedges[29] – the said decrease in the electricity margins was offset, in the aggregate amount of about NIS 286 million compared with the corresponding period last year, due to hedges of the energy margin that were made mostly in 2022 and that were realized at a gain of about NIS 85 million in the period of the report, and hedges made in 2021 that were realized at a loss of about NIS 201 million in the corresponding period last year. For details regarding energy hedges for the balance of 2023 and 2024 – see Section E below.

3.
Availability – stems mainly from maintenance work at the Valley and Fairview power plants in the corresponding period last year. For additional details – see Section 8.8 of Part A the Company’s Periodic Report for 2022.

[29]
For details relating to the risk management policies in the CPV Group, and particularly with reference to hedging of part of the electricity margins – see Note 23 to the consolidated financial statements for 2022.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S. (Cont.)

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Energy margin – most of the decrease derives from the impact of a decline in the wind speed on the results of Keenan.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

E.	Additional details regarding electricity hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.[30]

As part of its risk management policy, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the commodity price risks in the electricity margins. In addition, the capacity payments for the nominal capacity of the power plants running on natural gas (that are held through associated companies) are determined for certain future periods, as detailed in Section 3.3H above.

Set forth below is the scope of the hedging for the rest of 2023 and for 2024 as at the date of the report (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies):

	October–December 2023	2024

Net scope of the hedged energy margin (% of the power plant’s capacity based on the expected generation) (*)	48%	35%

Net hedged energy margin (millions of $)	≈ 15 (≈ NIS 55 million)	≈ 52.4 (≈ NIS 191 million)

Net hedged energy margin (MWH/$)	15.58	16.04

Net market prices of energy margin ($/MWH) (**)	19.07	16.62

(*)	Pursuant to the policy for hedging electricity margins, the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

(**)
The net energy margin is the energy margin less other variable costs, such as, variable emissions, operation and maintenance, consumable materials, etc. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3H above. The market prices of the net hedged energy are based on the market prices of electricity and natural gas in the future contracts.

Set forth below is the scope of the secured capacity payments for the rest of 2023 and 2024:

	October–December 2023	2024

Scope of the secured capacity payments (% of the power plant’s capacity)	92%	87%

Capacity payments (millions of $)	≈ 15 (≈ NIS 55 million)	≈ 54 (≈ NIS 197 million)

[30]	The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of market conditions.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

F.	Analysis of the change in net income

(1)
Most of the increase stems from depreciation expenses of the Gat (about NIS 21 million) and Mountain Wind (about NIS 9 million) power plants which were consolidated for the first time in the second quarter of 2023, the commercial operation of the Zomet power plant (about NIS 18 million) that took place in the second quarter of 2023, and an increase in the planned maintenance in Rotem in 2022, in the amount of about NIS 10 million.

(2)	The decline in the expenses for taxes on income corresponds to the decline in the pre‑tax income.

(3)
Most of the increase stems from financing expenses relating to acquisition of the Gat power plant, in the amount of about NIS 16 million, to acquisition of the Mountain Wind power plant, in the amount of about NIS 7 million, and the commercial operation of the Zomet power plant, in the amount of about NIS 22 million.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

G.	Adjustments to EBITDA and net income

	For the nine months ended
Section	September 30		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments in the U.S. (presented as part of the Company’s share of income of associated companies in the U.S.)	15	(2)
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the transition generation energies segment in the U.S. and that were not designated for hedge accounting – for details see Section E above.

Change in net expenses, not in the ordinary course of business and/or of a non‑recurring nature	18	3
In the period of the report and in the corresponding period last year, represents test runs and other activities relating to the Company’s preparations for the commercial operation of the Zomet power plant, which took place at the end of June 2023.

Total adjustments to EBITDA after proportionate consolidation	33	1

Income from exchange rate differences in respect of intercompany loans (*)	–	(82)
Tax impact in respect of the adjustments	(7)	21
Total adjustments to net income for the period	26	(60)

(*)
For purposes of improving the comparability between the periods with respect to the adjusted net income data, the Company made a reconciliation to the net income in the nine months and three months ended on September 30, 2022 in respect of income that is not cash (cash flow) income from exchange rate differences from revaluation of intercompany loans that occurred from October 1, 2022 that were classified as part of the Group’s net investment in the U.S. and exchange rate differences in respect thereof are recorded, commencing from that date, to other comprehensive income as part of the translation reserve.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

H.	Detail generation (in millions of kilowatt/hours)

Set forth below is detail of the generation of the power plants and wind plants in Israel and the U.S.:

Israel

		For the nine months ended September 30, 2023				For the nine months ended September 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	2,811	2,656	94.5%	98.7%	2,808	2,406	85.7%	85.9%
Hadera	144	747	677	91.0%	91.0%	751	584	77.7%	77.7%
Gat	75	309	307	99.3%	100.0%	–	–	–	–
Zomet	396	907	256	28.2%	89.8%	–	–	–	–

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity divided by the generation potential.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

H.	Detail generation (in millions of kilowatt/hours) (Cont.)

Set forth below is detail of the generation of the power plants and wind plants in Israel and the U.S.: (Cont.)

U.S.

		For the nine months ended September 30, 2023				For the nine months ended September 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	6,848	6,205	93.5%	96.9%	6,692	5,768	86.9%	88.8%
Towantic	805	5,107	4,310	81.0%	94.7%	4,454	3,737	70.2%	83.8%
Maryland	745	4,648	3,051	63.4%	90.8%	4,648	2,858	68.9%	92.7%
Shore	725	3,728	2,689	57.1%	77.8%	4,522	3,251	68.9%	95.1%
Valley	720	4,707	3,422	75.9%	81.5%	4,516	3,638	80.9%	88.0%
Three Rivers	1,258	1,524	1,055	61.3%	68.7%	–	–	–	–

		Renewable energy projects

Keenan II	152	987	194	19.5%	93.2%	994	229	23.0%	92.9%
Mountain Wind	82	301	79	22.9%	89.5%	–	–	–	–

(*)	Regarding the planned maintenance – see Sections 5C(2) and 5D(3) below and Section 8.8 of Part A of the Company’s Periodic Report for 2022.

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS)

A.	Statement of income

	For the three months ended
Section	September 30
	2023	2022

Revenues from sales and provision of services (1)	851	550
Cost of sales and provision of services (without depreciation and amortization) (2)	(561)	(393)
Depreciation and amortization	(95)	(46)
Gross profit	195	111
Administrative and general expenses	(65)	(59)
Share in earnings of associated companies	79	124
Business development expenses	(17)	(12)
Other income, net	11	–
Operating income	203	164
Financing expenses, net	(70)	(26)
Income before tax benefit	133	138
Taxes on income	(32)	(30)
Net income for the period	101	108
Adjustments	(1)	(18)
Adjusted net income for the period	100	90

Attributable to:
The Company’s shareholders	82	62
Holders of non‑controlling interests	18	28

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Three Months Ended
	September 30
	2023	2022
Revenues in Israel
Revenues from sale of energy to private customers	530	355
The increase stems mainly from an increase in the generation component and an increase in customer consumption, in the amount of about NIS 63 million, an increase of about NIS 63 million deriving from the change in the brackets for the demand hours (as detailed in in Section 3.2D above and in Section C below), and an increase of about NIS 43 million deriving from consolidation of the results of Gat for the first time starting from the second quarter of 2023.

Revenues from private customers in respect of infrastructure services	138	93
The increase stems mainly from an increase in the infrastructure tariffs and an increase in customer consumption, in the amounts of about NIS 22 million and about NIS 11 million, respectively, and an increase of about NIS 12 million due to consolidation of Gat for the first time starting from the second quarter of 2023.

Revenues from sale of energy to the System Operator and to other suppliers	64	22	Most of the increase, in the amount of about NIS 45 million, stems mainly from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	28	–	The increase derives from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of steam	14	14
Other revenues	7	14
Total revenues in Israel	781	498

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	29	18	The increase stems mainly from the first‑time consolidation of the Mountain Wind project in the second quarter of 2023.
Revenues from provision of services (under others)	41	34
Total revenues in the U.S.	70	52

Total revenues	851	550

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Three Months Ended
	September 30
	2023	2022
Cost of sales in Israel
Natural gas and diesel oil	203	149
The increase stems from an increase in the gas tariff as a result of an increase in the shekel/dollar exchange rate, in the amount of about NIS 9 million, and an increase due to the initial consolidation of Gat and the commercial operation of Zomet starting from the second quarter of 2023, in the aggregate amount of about NIS 66 million. On the other hand, there was a decrease in the gas expenses of about NIS 20 million, deriving from entry of the Energean agreement into effect commencing from the end of the first quarter of 2023.

Expenses in respect of acquisition of energy	123	78	An increase of about NIS 52 million stemming from an increase in customer consumption.
Expenses in respect of infrastructure services	138	93
The increase stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 22 million and about NIS 11 million, respectively, and an increase of about NIS 12 million due to consolidation of Gat for the first time starting from the second quarter of 2023.

Cost of transmission of gas	13	8
Operating expenses	39	19	The increase in the operating expenses stems mainly from the initial consolidation of Gat and the commercial operation of Zomet in the second quarter of 2023.
Other expenses	4	14
Total cost of sales in Israel	520	361

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	15	9	The increase stems mainly from the first‑time consolidation of the Mountain Wind project.
Cost in respect provision of services (under others)	26	23
Total cost of sales and provision of services in the U.S.	41	32
Total cost of sales and provision of services	561	393

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA calculations, including EBITDA after adjusted proportionate consolidation[31] (in millions of NIS):

	For the
	Three Months Ended
	September 30
	2023	2022

Revenues from sales and provision of services	851	550
Cost of sales and services (without depreciation and amortization)	(561)	(393)
Administrative and general expenses (without depreciation and
amortization)	(62)	(56)
Business development expenses	(17)	(12)
Share in income of associated companies	79	124
Consolidated EBITDA	290	213
Elimination of the share of income of associated companies	(79)	(124)
Addition of the Group’s share in proportionate EBITDA of associated
companies (1)	169	195
EBITDA after proportionate consolidation	380	284
Adjustments – see detail in Section F below	(1)	(10)
Adjusted EBITDA after proportionate consolidation	379	274

(1)	Calculation of the Group’s share in proportionate EBITDA of associated companies (in millions of NIS):

	For the
	Three Months Ended
	September 30
	2023	2022

Revenues from capacity payments	62	57
Revenues from sales of energy and other	279	688
Cost of sales – natural gas (without depreciation and amortization)	(103)	(399)
Cost of sales – other expenses (without depreciation and
amortization)	(71)	(74)
Profit (loss) from realization of transactions hedging the electricity
margins	6	(85)
Changes in fair value of forward transactions in hedging plans
of the electricity margins	1	11
Administrative and general expenses (without depreciation and
amortization)	(5)	(3)
Group’s share of proportionate EBITDA of associated companies	169	195
Adjustments in respect of associated companies (see detail in
Section F below)	(1)	(12)
Group’s share of proportionate adjusted EBITDA of associated
companies	168	183

[31]	For details regarding the definitions of the “EBITDA” indices, “FFO” and “cash flow after service of project debt” – see Section 4B above.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein):

	Basis of
	presentation
	in the	For the
	Company’s	Three Months Ended
	financial	September 30
	statements	2023	2022

Total operating projects (see Section 5B(3) below)	Consolidated	243	124
Business development costs, headquarters in Israel and others	Consolidated	(8)	(5)
Total Israel		235	119
Total operating projects (see Section 5B(3) below)	Associate	170	183
Other	Consolidated	(1)	(2)
Total energy transition in the U.S.		169	181
Total operating projects (see Section 5B(3) below)	Consolidated	10	9
Development costs of renewable energy and others	Consolidated	(12)	(7)
Total renewable energy in the U.S.		(2)	2
Total activities under other segments	Consolidated	9	3
Headquarters in the United States[32]	Consolidated	(25)	(25)
Total United States		151	161

Company headquarters (not allocated to the segments)	Consolidated	(7)	(6)

Adjusted EBITDA after proportionate consolidation		379	274

32 After eliminating management fees between the CPV Group and the Company, in the amounts of about NIS 8 million and about NIS 5 million for the three‑month periods ended September 30, 2023 and 2022, respectively.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

(3)
Set forth below is information regarding the revenues, EBITDA after adjusted proportionate consolidation, FFO and net cash flows after project debt service of the Group’s active power plants broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the three months ended				For the three months ended
		September 30, 2023				September 30, 2022
					Net				Net
	Basis of		Adjusted		cash		Adjusted		cash
	presentation		EBITDA		flows		EBITDA		flows
	in the		after		after		after		after
Main	Company’s		proportionate		service of		proportionate		service of
projects in	financial		consol-		project		consol-		project
operation	statements	Revenues	idation	FFO	debt	Revenues	idation	FFO	debt

Rotem[33]	Consolidated	414	170	185	185	322	112	131	131
Hadera	Consolidated	118	36	41	29	87	12	24	13
Zomet[34]	Consolidated	75	12	19	19	–	–	–	–
Gat[35]	Consolidated	62	25	13	7	–	–	–	–
Total operating projects in Israel		669	243	258	240	409	124	155	144
Fairview	Associated (25%)	67	40	37	21	98	42	28	(1)
Towantic	Associated (26%)	86	44	42	(2)	140	34	32	12
Maryland	Associated (25%)	55	22	8	3	74	26	19	5
Shore	Associated (37.53%)	58	16	12	3	100	19	12	11
Valley	Associated (50%)	102	45	18	14	200	62	23	7
Three Rivers[31]	Associated (10%)	22	3	–	–	–	–	–	–
Total energy transition in the U.S.[36]		390	170	117	39	612	183	114	34
Keenan	Consolidated	19	7	3	9	18	9	6	5
Mountain Wind[32]	Consolidated	10	3	1	(11)	–	–	–	–
Total renewable energy in the U.S.		29	10	4	(2)	18	9	6	5

[33]
Not including a deduction of repayment of loans to the shareholders in Rotem before the Veridis transaction (see Note 6A(2) of the interim statements) and intercompany tax payments as part of the consolidated tax reconciliation statement.

[34]
The financial results of the Zomet and Three Rivers power plants were included starting from the commercial operation date, from the end of June 2023 and during July 2023, respectively. For details regarding the capacity payments in the Zomet power plant, particularly in 2023 – see Section 10B.

[35]	The financial results of the projects were included starting from the initial consolidation date, in the second quarter of 2023.
[36]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis plus the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners. For additional details – see Section 9 below.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the third quarter of 2023 compared with the corresponding quarter last year (in NIS millions):

1.
Energy margin – the increase in energy margin in the quarter compared with the corresponding quarter last year stems mainly from an increase in revenues due to a revision of the brackets for the demand hours, in the aggregate amount of about NIS 63 million (for additional details – see Section 3.2D) and an increase in the generation tariff, in the amount of about NIS 3 million. In addition, there was a decrease in the natural gas price, in the amount of about NIS 20 million, due to entry of the Energean agreement into effect, starting from the end of the first quarter of 2023, net of an increase in the natural gas price due to the strengthening of the dollar against the shekel, in the amount of about NIS 9 million.

2.
Capacity – the operating results of the Hadera power plant were negatively impacted in the third quarter of 2023 due to advancement of planned maintenance work in one of the gas turbines. For details regarding partial operations of the Hadera power plant in the corresponding quarter last year due to maintenance performed in the steam turbine – see Section 5C of the Report of the Board of Directors for the third quarter of 2022.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after adjusted proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after adjusted proportionate consolidation in the energy transition segment in the U.S. in the third quarter of 2023 compared with the corresponding quarter last year (in millions of NIS):

1.
Energy margin and capacity payments – as stated in Section 3.3H above, in the third quarter of 2023 there was a decrease in the energy margins, compared with the corresponding quarter last year, and correspondingly there was a decline, in the amount of about NIS 146 million, in the electricity margins of the CPV Group (on the assumption of full capacity).

2.
Energy hedges – the said decrease in the electricity margins in some of the power plants was offset, in the amount of about NIS 98 million, compared with the corresponding quarter last year, mainly due to hedges made in the past that were realized at a loss of about NIS 92 million in the corresponding quarter last year. For details regarding energy hedges for the balance of 2023 and 2024 – see Section 4E above.

3.	Availability – most of the increase stems from unplanned maintenance work at the Fairview power plant that was performed in the corresponding quarter last year.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

E.	Analysis of the change in net income

(1)
Most of the increase stems from depreciation expenses of the Gat (about NIS 13 million) and Mountain Wind (about NIS 5 million) power plants which were consolidated for the first time in the second quarter of 2023, and the commercial operation of the Zomet power plant (about NIS 15 million) that took place in the second quarter of 2023.

(2)
Most of the increase stems from financing expenses relating to acquisition of the Gat power plant, in the amount of about NIS 8 million, acquisition of the Mountain Wind power plant, in the amount of about NIS 4 million, and the commercial operation of the Zomet power plant, in the amount of about NIS 22 million.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

F.	Adjustments to EBITDA and net income

	For the three months ended
Section	September 30		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments (which are presented as part of the Company’s share of income of associated companies in the U.S.)	(1)	(12)
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the natural gas segment in the U.S. that were not designated for hedging, as described in Section D above.

Net expenses, not in the ordinary course of business and/or of a non‑recurring natures	–	2
In the period of the report and in the corresponding quarter last year, represents activities in respect of a test run and the Company’s preparations for the commercial operation of the Zomet Power Plant at the end of June 2023.

Total adjustments to EBITDA after proportionate consolidation	(1)	(10)

Income from exchange rate differences in respect of intercompany loans (*)	–	(12)
Tax impact in respect of the adjustments	–	4
Total adjustments to the income for the period	(1)	(18)

(*)
For purposes of improving the comparability between the periods with respect to the adjusted net income data, the Company made a reconciliation to the net income in the nine months and three months ended on September 30, 2022 in respect of income that is not cash flow income from exchange rate differences from revaluation of intercompany loans that occurred from October 1, 2022 that were classified as part of the Group’s net investment in the U.S. and exchange rate differences in respect thereof are recorded, commencing from that date, to other comprehensive income as part of the translation reserve.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2023 (in millions of NIS) (Cont.)

G.	Detail generation (in millions of kilowatt/hours)

Set forth below is detail of actual generation of the power plants in Israel and the U.S.:

Israel

		For the three months ended September 30, 2023				For the three months ended September 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	917	907	98.9%	100%	925	924	99.9%	100%
Hadera	144	249	193	77.8%	77.8%	250	184	73.6%	73.6%
Gat	75	155	152	98.0%	100%
Zomet	396	835	247	29.6%	89.4%

For definitions – see Section 4H above.

U.S.

		For the three months ended September 30, 2023				For the three months ended September 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	2,368	2,060	93.5%	99.3%	2,376	1,931	87.6%	88.0%
Towantic	805	1,775	1,539	88.2%	98.6%	1,780	1,611	91.8%	99.9%
Maryland	745	1,656	885	55.6%	89.4%	1,656	1,067	66.5%	99.4%
Shore	725	1,571	1,218	77.5%	97.9%	1,576	1,365	86.6%	100.0%
Valley	720	1,657	1,394	94.3%	97.9%	1,549	1,241	83.6%	91.3%
Three Rivers	1,258	1,524	1,055	61.3%	68.7%	–	–	–	–

		Renewable energy projects

Keenan II	152	328	72	21.4%	88.1%	335	82	24.5%	92.7%
Mountain Wind	82	180	31	17.2%	90.0%	–	–	–	–

For definitions – see Section 4H above.

(*)	Regarding the planned maintenance – see Sections 5C(2) and 5D(3) above and Section 8.8 of the Company’s Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects

A.        Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[37]:

Total
construction
Power					Date/		Total	cost
plants/					expectation		expected	as at
facilities					of the start		construction	September 30,
for					of the	Main	cost	2023
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	The first half of 2024[38]	Yard consumers and the System Operator	≈ 200	≈ 123

For additional details regarding projects in the development stages in Israel (Hadera 2 and Rotem 2) – see Section 6A to the Report of the Board of Directors for 2022 and Section 10E below. In addition, for details regarding a win in a tender of Israel Land Authority for rights in land designated for construction of solar facilities with integration of storage capabilities – see Section 10A below.

[37]
That stated in connection with projects that have not yet reached operation (including generation facilities on the premises of the consumers) including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays and increased costs due relating to the supply chain, transport and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report for 2022. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including by force of guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects.

[38]
It is noted that a delay in the commercial operation beyond the projected contractual date, as detailed in Section 7.15.1.2 of Part A of the Periodic Report for 2022, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. It is noted that the construction contractor of the Sorek 2 project delivered a force majeure notification due to the outbreak of the War, and Sorek 2 project delivered on its behalf a force majeure notification to the initiator of the desalination facility. The construction work, its completion the commercial operation date and the costs involved with the construction could be adversely impacted by the War and/or its impacts. It is further noted that on November 5, 2023, a hearing of the Electricity Authority was published in connection with extension of the dates, among other things, as part of the arrangement that applies to the project due to the defense (security) by two months. If passed and subject to the final language, this should permit a postponement of the financial closing date of Sorek 2. As at the approval date of the report, a final decision has not yet been determined.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[31]: (Cont.)

Total
construction
Power					Date/		Total	cost
plants/					expectation		expected	as at
facilities					of the start		construction	September 30,
for					of the	Main	cost	2023
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

Facilities for generation of energy located on the consumer’s premises	In various stages of development / construction
Projects in operation: about 11, projects under construction: about about 33, projects in advanced development: about 65. The Company intends to act to expand projects with a cumulative scope of at least 120[39]
			On the premises of consumers throughout Israel	Natural gas and renewable energy (solar, storage)	Regarding projects under construction, gradually starting from the second half of 2023 and up to the end of 2025	Yard consumers and the System Operator.	An average of about NIS 4 per megawatt	≈ 150

39 Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the approval date of the report only, and there is no certainty that the matters will materialize based on that stated, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the approval date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the approval date of the report, all of the preconditions for execution of all the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, permits, connection and construction processes, including connection to the gas and other infrastructures. It is noted that due to the War, the Company delivered a force majeure notification to the customers. The war and its impacts could have an adverse impact on the compliance with the expected dates for the commercial operation and the expected costs of the project.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[40]

40 Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on September 30, 2023 – $1 = NIS 3.824. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction cost and expected results of activities for a full calendar year (revenues, EBITDA and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates, assessments and plans of the CPV Group, the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties). For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.21 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[37]

Project	Capacity (megawatts)	Location	Expected commercial operation date	Commercial structure	Regulated market after the PPA period	Total expected construction cost net[41] for 100% of the project (NIS billions)	Tax equity (NIS millions)	Total construction cost as at September 30, 2023 (NIS billions)	Expectation for a full calendar year in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Maple Hill Solar LLC (“Maple Hill”).	126 MWdc	Pennsyl-vania	As at the approval date of the report, construction of the project had been completed[42]	Long-term PPA. green certificates[43]	PJM market PA + MAAC SRECs	≈ 0.69 (≈ $0.18 billion)	≈ 298 (≈ $78 million)[44]	≈ 0.65 (≈ $0.17 billion)	≈ 48 (≈ $13 million)	≈ 37 (≈ $10 million)	≈ 30 (≈ $8 million)

[41]
Not including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group. In projects that are entitled to tax benefits of the ITC type, the Company’s estimate regarding the scope of the investment of the tax partner also includes the initiation fees and reimbursement of the development expenses on the basis of calculations that are customary in agreements with tax partners. The expected cost of the investment in the project is subject to changes as a result of, among other things, the final costs involved with supply of the solar panels, the construction work and/or the connection.

[42]	As at the approval date of the report, the project had been substantially completed, although the investment of the project’s tax partner had not yet been received in full.
[43]
About half of the electricity is under a long-term PPA agreement, including hedging of the electricity price with a fixed price, in effect up to 2033, and an undertaking with an international energy company for sale of 100% of the project’s green certificates, in effect up to 2027.

[44]	For additional details – see Note 7A(3) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[37]

Project	Capacity (megawatts)	Location	Expected commercial operation date	Commercial structure	Regulated market after the PPA period	Total expected construction cost net[38] for 100% of the project (NIS billions)	Tax equity (NIS millions)	Total construction cost as at September 30, 2023 (NIS billions)	Expectation for a full calendar year in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Stagecoach Solar, LLC (“Stagecoach”).	100 MWdc	Georgia	First half of 2024	Long-term PPA (including green certificates)[45]	SERC	≈ 0.42 (≈ $0.11 billion)	≈ 203 (≈ $53 million)[46]	≈ 0.24 (≈ $0.06 billion)	≈ 24 (≈ $7 million)	≈ 17 (≈ $5 million)	≈ 17 (≈ $5 million

[45]
The project signed an electricity supply agreement with a local utility company for a period of 30 years from the start of the commercial operation for supply of all the electricity expected to be generated by the project in the said period. In addition, the project contracted with a global company for sale of 100% of the solar renewable energy certificates and hedge of the electricity price with a fixed price for a period of 20 years from the start of the commercial operation.

[46]
In the estimation of the CPV Group, the project is expected to sign an agreement with a tax partner in a PTC format, where the amount of about $43 million out of the amount stated is expected to be received on the commercial operation date of the project and the balance over a period of 10 years. In projects that are entitled to tax benefits of the PTC type, the Company’s estimate regarding the scope of the investment of the tax partner is based on the provisions of the IRA law and customary calculations in the agreements with the tax partner, a tax benefit for every KW/hr. of generation, and does not depend on the expected cost of the investment (and does not depend on the initiation fees and reimbursement of pre‑construction development expenses).  The estimate of the CPV Group regarding the expectation of contracting with a tax partner, including the PTC format for the undertaking, is “forward‑looking” information as it is defined in the Securities Law, which is based on data, estimates, assessments and plans of the Company proximate to the publication date of the report. The estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations and locating a tax partner that will wish to contract with the project, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[37]

Project	Capacity (megawatts)	Location	Expected commercial operation date	Commercial structure	Regulated market after the PPA period	Total expected construction cost net[37] for 100% of the project (NIS billions)	Tax equity (NIS millions)	Amount of the cost of the investment September 30, 2023 (NIS billions)	Expectation for a full calendar year in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”).	170 MWdc	Maryland	Second half of 2025	Long-term PPA[47] (including green certificates)	PJM + MD SRECs	≈ 1.07 (≈ $0.28 billion)	≈ 478 (≈ 125 million)[48]	≈ 0.24 (≈ $0.06 billion)	≈ 66 (≈ $18 million)	≈ 45 (≈ $13 million)	≈ 35 (≈ $10 million)

[47]
The project has signed a connection agreement and electricity supply agreement with the global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.

[48]
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements), such that the net cost of the investment is estimated as about NIS 0.5 billion. The intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which based on estimates, assessments and plans of the CPV Group proximate to the date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates and assessment might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations and locating a tax partner that will wish to contract with the project, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.        Additional details regarding development projects in the U.S.

For additional details – see Section 6 of the Report of the Board of Directors for 2022.

List of development projects

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report49:

Technology	Advanced[50]	Early stage	Total*

Solar[51]	1,600	1,050	2,650
Wind (1)	100	1,150	1,250
Total renewable energy	1,700	2,200	3,900

Carbon capture projects (natural gas
with reduced emissions) (2)	1,300	2,600	3,900

*
It is noted that out of the total of the development projects, as stated above, a scope of about 950 megawatts (of renewable energy) and about 3,400 megawatts (of which about 1,400 megawatts are renewable energy) are in the PJM market in an advanced stage and in an initial stage, respectively.

49 The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, expected construction date etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes and completion of the connection process, assurance of financing and/or receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.
50 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2022, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
51 The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,200 MWac and about 850 MWac.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.        Additional details regarding development projects in the U.S. (Cont.)

List of development projects (Cont.)

(1)
For additional details regarding the Rogue’s Wind project, with a capacity of 114 megawatts, in Pennsylvania, which signed a long‑term PPA agreement, which is in advanced development and the commencement date of its construction is expected to be in the first half of 2024 – see Section 6A(3) of the Report of the Board of Directors for 2022 and Section 8.14.7 of Part A of the report for 2022. In the estimation of the CPV Group, the expected net cost of the investment in the project is estimated at about NIS 1.1 billion (about $0.3 billion) and net of the investment of the tax partner about NIS 0.55 billion (about $0.15 billion). The EBITDA for a full calendar year in the period of the project’s PPA agreement is estimated at about NIS 48 million (about $13 million)[52].

(2)
For additional details regarding development of two power plants with reduced emissions in natural gas that are based on use of advanced technologies for carbon capture – see Section 6A(6) of the Report of the Board of Directors for 2022.

(3)
Subsequent to the period of the report, the CPV Group has decided not to continue development of a natural gas project having a scope of 650 megawatts, in the advanced stage, mainly due to the desire to focus its attention and resources on projects having technological feasibility for generation of electricity with a process of low carbon emissions, such as, generation using renewable energy or generation using carbon capture technology, as well as due to economic considerations relating to the project at the present time.

52 The information stated with reference to the projected time of commencement of the construction and the scope of the estimated EBITDA of the Rogues Wind project constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates and assessments of the CPV Group as at the date of the report, and regarding which there is no certainty it will materialize. The time of commencement of the construction actual scope of the EBITDA (assuming the project is ultimately constructed) might be different due to, among other things, changes in the project’s commercial structure, changes in the terms of the PPA, changes in the energy market or regulatory changes, or as a result of occurrence of one or more of the risk factors the CPV Group is exposed to. Completion of the project is subject to various factors, including, development and licensing processes, signing of agreements (such as equipment and construction agreements), execution of construction processes, assurance of a connection process, assurance of financing and/or receipt of various regulatory approvals and permits. It is noted that non‑compliance with dates or non‑advancement of the project could impact, among other things, compliance with the commitments under the PPA agreement (which are secured by a guarantee). In addition, advancement of development of the project is subject to the discretion of the competent authorities of the CPV Group and the Company.

OPC Energy Ltd.
Report of the Board of Directors

7.          Financial Position as at September 30, 2023 (in millions of NIS)

Category	9/30/2023	12/31/2022	Board’s Explanations

Current Assets

Cash and cash equivalents	915	849	For additional information – see the Company’s condensed consolidated statements of cash flows in the interim financial statements and Part 8 below.

Short-term restricted cash and deposits	–	125	The decrease stems from release of short-term deposits.

Short-term deposits and restricted cash	62	36	The increase derives mainly from provision of collaterals in favor of projects under construction in the U.S.

Trade receivables and accrued income	304	260
Most of the increase stems from an increase in accrued income in Israel, in the amount of about NIS 16 million, as a result of the consolidation of Gat power plant commencing from the second quarter of 2023 (for additional details – see Note 6A(1) to the Interim Statements) and an increase of about NIS 19 million due to the commercial operation of Zomet starting from the end of the second quarter of 2023.

Receivables and debit balances	146	190
Most of the decrease stems from a decrease, in the amount of about NIS 90 million, in the balance of other receivables and debit balances in the U.S., mainly as a result of release of collaterals in connection with transactions hedging electricity margins in Valley. On the other hand, there was an increase, in the amount of about NIS 18 million, in respect of the balance of the debt of Energean (for additional details – see Note 8A(3) to the Interim Statements), and an increase of about NIS 37 million, relating to a receivable balance for a refund of excise tax on diesel oil in Zomet.

Inventory	8	7

Short-term derivative financial instruments	16	10

Total current assets	1,451	1,477

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2023 (in millions of NIS) (Cont.)

Category	9/30/2023	12/31/2022	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	59	53

Long-term prepaid expenses and other receivable	424	179
Most of the increase stems from a loan granted to an associated company in the U.S., in the amount of about NIS 87 million, as detailed in Note 11 to the Interim Statements, an increase of about NIS 28 million in deferred financing expenses in respect of loans in the U.S., an increase of about NIS 97 million relating to consideration paid for a tender of Israel Lands Authority for construction of facilities for generation of electricity using renewable energy in Israel, and an increase in the investment in infrastructures of Zomet, in the amount of about NIS 19 million.

Investments in associated companies	2,661	2,296
The increase stems mainly from equity earnings of the CPV Group, in the amount of about NIS 179 million and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 207 million, offset by other comprehensive loss, in the amount of about NIS 27 million. For additional details regarding investments in associated companies – see Sections 4D and 5D above.

Deferred tax assets	34	22

Long-term derivative financial instruments	73	57

Property, plant and equipment	6,306	4,324
Most of the increase, in the amounts of about NIS 870 million and about NIS 451 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 6A(1) to the Interim Statements) and the Mountain Wind project (see Note 6B to the Interim Statements), respectively, an increase deriving from investments in Israel and the U.S. (mainly in construction and development projects), in the amount of about NIS 208 million and about NIS 462 million, respectively, and an increase of about NIS 124 million, in property, plant and equipment in the U.S. due to an increase in the shekel/dollar exchange rate.

This increase was partly offset by depreciation expenses on property, plant and equipment.

Right-of use assets	487	347	The increase derives mainly from lease of land in the U.S. (the Backbone project).

Intangible assets	1,092	777
Most of the increase derives from recognition of goodwill, in the amounts of about NIS 85 million and about NIS 75 million, in respect of acquisition of the Gat power plant and the Mountain Wind project, respectively, recognition of intangible assets in respect of agreements for sale of electricity in the Mountain Wind project, in the amount of about NIS 93 million, and an increase of about NIS 75 million due to the increase in the shekel/dollar exchange rate.

Total non-current assets	11,136	8,055

Total assets	12,587	9,532

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2023 (in millions of NIS) (Cont.)

Category	9/30/2023	12/31/2022	Board’s Explanations

Current Liabilities

Current maturities of loans from banks and financial institutions	216	92
Most of the increase stems from update of the current maturities of the Zomet, Gat and Mountain Wind projects, in the amounts of about NIS 46 million, about NIS 22 million and about NIS 20 million respectively, and an increase of about NIS 24 million relating to receipt of short‑term credit in Zomet.

Current maturities of loans from holders of non-controlling interests	30	13
Most of the increase stems from update of the current maturities of the loans based on the Company’s expectation regarding the repayment schedule of the debt from holders of non‑controlling interests in Rotem.

Current maturities of debentures	192	33	The increase stems from update of the current maturities of the debentures based on the repayment schedules.

Trade payables	436	335
Most of the increase stems from an increase, in the amount of about NIS 50 million, relating to the gas suppliers in Israel, mainly as a result of timing differences, and an increase of about NIS 42 million deriving from investments in projects under construction in the U.S.

Payables and other credit balances	432	110
Most of the increase derives from deferred consideration in respect of acquisition of the Gat power plant, as detailed in Note 6A(1) to the Interim Statements, in the amount of about NIS 296 million, and reclassification of current maturities, in the amount of about NIS 30 million, in respect of a liability relating to a profit‑sharing plan for employees of the CPV Group.

Short-term derivative financial instruments	2	3

Current maturities of lease liabilities	62	61

Current tax liabilities	1	2

Total current liabilities	1,371	649

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2023 (in millions of NIS) (Cont.)

Category	9/30/2023	12/31/2022	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,744	1,724
Most of the increase stems from receipt of long-term loans, in the amounts of about NIS 450 million, for financing acquisition of the Gat power plant (for additional details – see Notes 6A(1) and 7A(1) to the Interim Statements), about NIS 270 million for financing acquisition of the Mountain Wind project (for additional details – see Notes 6B and 7A(2) to the Interim Statements), and about NIS 223 million for financing projects under construction in the renewable energy segment in the U.S. (for additional details – see Note 7A(4) to the Interim Statements), the amounts of about NIS 173 million and about NIS 51 million relating to receipt of financing and accrual of interest on the principal in Zomet and an increase of about NIS 44 million relates to an increase in the shekel/dollar exchange rate. This increase was partly offset by repayment of loans, in the amount of about NIS 76 million, and an increase in current maturities, in the amount of about NIS 100 million.

Long-term loans from holders of non-controlling interests	396	424
Most of the decrease stems from a decrease, in the amount of about NIS 122 million, in loans from the holders of non‑controlling interests in Rotem, this being as a result of repayment and update of the current maturities of the loans. This decrease was partly offset by an increase deriving from an increase in the balance of the long‑term loans from the holders of non‑controlling interests in the CPV Group, where an increase of about NIS 68 million is in respect of additional loans provided to the Group and accrual of interest to the principal in the period of the report, and an increase of about NIS 28 million due to an increase of the shekel/dollar exchange rate.

Debentures	1,647	1,807
The decrease stems from repayment of debentures, in the amount of about NIS 31 million, and update of current maturities, in the amount of about NIS 159 million. On the other hand, there was an increase deriving from linkage differences in respect of the debentures (Series B), in the amount of about NIS 32 million.

Long-term lease liabilities	217	69
Most of the increase stems from lease of land in the Backbone project, in the amount of about NIS 122 million (against a right‑of‑use asset), and a lease agreement for offices in the U.S., in the amount of about NIS 15 million, recognized against a right‑of‑use asset.

Other long-term liabilities	157	146

Liabilities for deferred taxes	525	347
Most of the increase, in the amount of about NIS 110 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 6A(1) to the Interim Statements) and an increase of about NIS 59 million stemming from update of the deferred taxes as a result of timing differences in Israel.

Total non-current liabilities	5,686	4,517

Total liabilities	7,057	5,166

OPC Energy Ltd.
Report of the Board of Directors

8.          Liquidity and sources of financing (in NIS millions)

	For the
	Nine Months Ended
Category	9/30/2023	9/30/2022	Board’s Explanations

Cash flows provided by operating activities	443	271
Most of the increase in the cash flows provided by operating activities stems from an increase in cash‑basis income, in the amount of about NIS 152 million, and an increase in the Group’s working capital, in the amount of about NIS 18 million.

Cash flows used in investing activities	(1,607)	(790)
Most of the increase in the cash used in investing activities in the period of the report stems from acquisition of the Gat power plant, for a consideration of about NIS 268 million (for additional details – see Note 6A(1) of the Interim Statements), and the Mountain Wind project, for a consideration of about NIS 625 million (for additional details – see Note 6B of the Interim Statements). In addition, the investments in property, plant and equipment in the U.S. increased by about NIS 228 million and the Company provided a loan to an associated company in the U.S., in the amount of about NIS 87 million. On the other hand, cash was provided to the Group, in the amount of about NIS 125 million, relating to the release of short‑term deposits, and there was an increase of about NIS 158 million, in respect of release of collaterals, net, relating to hedging electricity margins in the CPV Group. In addition, there was a decrease, in the amount of about NIS 106 million, in investments in property, plant and equipment in Israel, main in connection with commercial operation of Zomet at the end of the second quarter of 2023.

Cash flows provided by financing activities	1,187	972
Most of the increase in the cash flows provided by financing activities stems from a receipt in the period of the report, in the amount of about NIS 452 million, in respect of a swap of shares of transaction and investment with Veridis (for additional details – see Note 6A(2) of the Interim Statements), long‑term loans, in the amounts of about NIS 450 million and about NIS 270 million, for purposes of financing a transaction for acquisition of the Gat power plant and a transaction for acquisition of the Mountain Wind project, respectively, taking out of a long‑term loan, in the amount of about NIS 223 million, for financing construction of projects in the renewable energy segment in the U.S. (for additional details – see Note 7A(4) to the Interim Statements), and from an increase of about NIS 184 million, in investments and loans from holders of non‑controlling interests (in the CPV Group and Veridis). On the other hand, in the period of the report the Group repaid a loan to the prior holders of the rights in the Gat power plant, in the amount of about NIS 303 million (for additional details – see Note 6A(1) of the Interim Statements), there was an increase, in the amount of about NIS 74 million, in repayments of Rotem to the holders of non‑controlling interests, an increase of about NIS 61 million in costs paid in advance in respect of loans (mainly relating to loans in the U.S.) and, in addition, there was a decrease, in the amount of about NIS 56 million, in respect of withdrawals from Zomet’s financing agreement framework. Furthermore, in 2022 the Group raised about NIS 815 million, resulting from an issuance of shares.

OPC Energy Ltd.
Report of the Board of Directors

8.	Liquidity and sources of financing (in NIS millions)

	For the
	Three Months Ended
Category	9/30/2023	9/30/2022	Board’s Explanations

Cash flows provided by operating activities	283	175
Most of the increase in the cash flows provided by operating activities stems from an increase in income on a cash basis, in the amount of about NIS 113 million, offset by a decrease in the Group’s working capital, in the amount of about NIS 8 million.

Cash flows used in investing activities	(291)	(253)
Most of the increase in the cash flows used in investing activities stems from the fact that during the third quarter there was an increase in the investments in property, plant and equipment in the U.S. increased by about NIS 123 million. On the other hand, collaterals were released, in the amount of about NIS 85 million, net, in connection with hedging of electricity margins in the CPV Group.

Cash flows provided by financing activities	98	778
Most of the decrease in the cash flows provided by financing activities stems from raising of capital, in the amount of about NIS 815 million, in the corresponding quarter last year, and an increase of about NIS 48 million in costs paid in advance in respect of loans (mainly in respect of loans in the U.S.). On the other hand, in the third quarter of 2023 the Group took out a long‑term loan, in the amount of about NIS 223 million, for financing projects under construction in the renewable energy segment in the U.S. (for additional details – see Note 7A(4) to the Interim Statements).

For additional details – see the Company’s condensed consolidated interim statements of cash flows in the Interim Statements.

As at September 30, 2023 and 2022 and as at December 31, 2022, the Group’s working capital (current assets less current liabilities) amounted to about NIS 80 million, about NIS 895 million and about NIS 828 million, respectively.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

For details regarding definition of the net financial debt and the adjusted net financial debt – see Section 9 of the Report of the Board of Directors for 2022.
The following table details the adjusted financial debt, net, as at September 30, 2023 (in millions of NIS)53:

					Cash and cash
	Method of				equivalents
	presentation	Gross debt			and deposits
	in the	Debt	Weighted-	Final	(including
	Company’s	(including	average	repayment	restricted cash
	financial	interest	interest	date of	used for debt	Net
Name of project	statements	payable)	rate	the loan	service) (1)	debt

Rotem	Consolidated	–	–	–	32	(32)
Hadera	Consolidated	652	4.9%	2037	89	563
Zomet	Consolidated	1,075	7.2%	2042	55	1,020
Gat	Consolidated	438	6.9%	2039	17	421
Headquarters and others – Israel (2)	Consolidated	–			47	(47)
Total Israel		2,165	6.4%		240	1,925
Keenan	Consolidated	317	3.5%	2030	13	304
Mountain Wind	Consolidated	268	5.4%	2028	4	264
Financing construction projects (5)	Consolidated	210	7.9%	2026	–	210
Total renewable energy		795	5.3%		17	778
Fairview (Cash Sweep 100%)	Associate 25%	368	5.6%	2025	24	344
Towantic (Cash Sweep 100%)	Associate 26%	389	5.7%	2025	7	382
Maryland (3) (Cash Sweep 100%)	Associate 25%	316	6.9%	2028	3	313
Shore (3) (Cash Sweep 75%)	Associate 37.5%	644	6.9%	2025	7	637
Valley (4) (Cash Sweep 100%)	Associate 50%	748	10.8%	2026	17	731
Three Rivers	Associate 10%	296	5.3%	2028	2	294
Total energy transition[54]		2,761	7.4%		60	2,701
Headquarters and others – U.S.	Consolidated	–	–	–	171	(171)
Total U.S.		3,556			248	3,308
Total Energy headquarters (6)		1,841	2.5%–2.75% (weighted-average 2.6%)[55]		538	1,303
Total		7,562			1,026	6,536

(1)	Includes restricted cash (a debt service reserve in Hadera), in the amount of about NIS 51 million.
(2)	Includes mainly balances of cash and cash equivalents in OPC Israel Holdings and OPC Power Plants.
(3)
As part of the financial agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore and Maryland. As at the date of the financial statements, Maryland and Shore are in compliance with the covenant (2.84 and 1.11, respectively). Subsequent to the date of the report, the credit frameworks accompanying the Shore project were extended up to March 31, 2025.

(4)
For details regarding signing of an amendment and extension agreement with respect to the financing agreement of Valley on June 28, 2023 – see Note 11 to the Interim Statements. The balance in the above table does not include subordinated shareholders’ loans.

(5)
For details regarding signing in the third quarter of 2023 of an agreement for financing projects under construction in the renewable energy segment in the U.S. – see Note 7A(4) to the Interim Statements.

(6)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

53 In addition, the Group has liabilities to the holders of non‑controlling interests, the balance of which as at September 30, 2023 is about NIS 426 million.
54 The rate regarding the Cash Sweep mechanism is in accordance with the estimate of the CPV Group for 2023 and could change based on the provisions of the financing agreements of the projects.
55 For details regarding the interest rate and linkage on the debentures – see Section 11 to the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at December 31, 2022 (in millions of NIS):

			Cash
			and cash
	Method of		equivalents
	presentation		and deposits
	in the	Debt	(including
	Company’s	(including	restricted cash
	financial	interest	used for	Net
	statements	payable)	debt service)	debt

Rotem	Consolidated	–	25	(25)
Hadera	Consolidated	670	58	612
Zomet	Consolidated	833	9	824
Headquarters and others in Israel	Consolidated	4	107	(103)
Total Israel		1,507	199	1,308
Keenan	Consolidated	310	3	307
Maple Hill	Consolidated	–	11	(11)
Total renewable energy		310	14	296
Fairview	Associate	442	1	441
Towantic	Associate	509	39	470
Maryland	Associate	300	6	294
Shore	Associate	607	16	591
Valley	Associate	895	2	893
Three Rivers	Associate	290	–	290
Total energy transition		3,043	64	2,979
Headquarters and others in the U.S.	Consolidated	–	226	(226)
Total U.S.		3,353	304	3,049
Total Energy headquarters		1,854	586	1,268

Total Company		6,714	1,089	5,625

OPC Energy Ltd.
Report of the Board of Directors

9.          Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at September 30, 2022 (in millions of NIS):

			Cash and cash
	Method of		equivalents
	presentation		and deposits
	in the	Debt	(including
	Company’s	(including	restricted cash
	financial	interest	used for	Net
	statements	payable)	debt service)	debt

Rotem	Consolidated	–	38	(38)
Hadera	Consolidated	675	81	594
Zomet	Consolidated	789	26	763
Headquarters and others in Israel	Consolidated	4	103	(99)
Total Israel		1,468	248	1,220
Keenan	Consolidated	318	3	315
Maple Hill	Consolidated	–	8	(8)
Total renewable energy		318	11	307
Fairview	Associate	472	2	470
Towantic	Associate	523	27	496
Maryland	Associate	311	1	310
Shore	Associate	611	14	597
Valley	Associate	917	11	906
Three Rivers	Associate	278	–	278
Total energy transition		3,112	55	3,057
Headquarters and others in the U.S.	Consolidated	–	167	(167)
Total U.S.		3,430	233	3,197
Total Energy headquarters	Consolidated	1,834	837	997

Total		6,732	1,318	5,414

B.	Interest and linkage bases

For additional information regarding interest and linkage bases – see Section 9 of the Report of the Board of Directors for 2022.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 7C to the Interim Statements56:

On August 1, 2023, S&P Global Ratings Maalot Ltd. reconfirmed a rating of ‘ilA–’ for the Company and for the debentures and the rating outlook was updated to negative (Reference No.: 2023‑01‑079929).

56 For a description of the financial covenants of the material loans of the Company and the investee companies – see Sections 7.18.3 and 10.5 to Part A to the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

Movement in the adjusted financial debt, net, for the nine‑month period ended September 30, 2023:

(*)	Includes the amount of about NIS 91 million in respect of current payments and the amount of about NIS 874 million in respect of payments relating to construction projects.

(**)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity in the Period of the Report and Thereafter

Activities in Israel

A.	Win in a tender of Israel Lands Authority for construction of facilities for generation of electricity using renewable energy in Israel

On May 10, 2023, the Group was announced as a winner in a tender of Israel Lands Authority for planning and an option to acquire lease rights in land for construction of facilities for generation of electricity using renewable energy using photovoltaic technology together with storage with respect to three sites in the area of the Local Industrial Council of Naot Hovav, with a cumulative area of about 2,270 dunams. The Group’s bids in the tender amount, in the aggregate, to about NIS 484 million for the three sites. In light of proximity of the sites to each other, the Group intends to advance construction of a project for generation of electricity using photovoltaic technology on the sites that are the subject of the tender with a cumulative capacity of about 245 megawatts plus storage capacity estimated at a capacity of about 1,375 megawatts per hour (hereinafter in this Section – “the Project”).

Pursuant to the Company’s initial estimate, the proximity of the sites that are the subject of the win to each other should allow a continuous project in such a manner that will lead to savings on costs and streamlining the development processes. In the Group’s estimation, the total cost of the three projects (including the land) is estimated at about NIS 2.2 billion to about NIS 2.4 billion, and in this preliminary stage, subject to completion of all the development processes and receipt of the required approvals, the project will reach the construction stage in the first half of 202657.

According to the terms of the tender, in the third quarter of 2023 an amount equal to 20% of the aggregate amount of the consideration for the three above‑mentioned sites was paid in respect of the authorization and planning agreement58. It is noted that the amount paid, as stated, will not be returned to the winner even if the development and planning processes of the project do not ripen into an approved plan and signing of a long‑term lease agreement.

[57]
That stated above regarding the characteristics and the capacity of the solar facilities and the storage capacity, the estimated cost of the projects, the feasibility for advancement of the project as a single (combined) project and the resulting cost  savings, the commencement date of the construction of the project/s, the regulation that will apply to the facilities, the Company’s activities in the renewable area, and obtaining of the government’s consent include “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the date of the report, regarding which there is no certainty it will be realized or the manner of its realization. As at the submission date of the report, construction of the facilities and advancement of the project/s depends on completion of the planning processes, construction, connection to the network (grid), licensing, and regulatory conditions, approval of the plan (which is expected to include, among other things, examination of planning, environmental, security, planning of connection to the grid and transmission capability, including examination of objections of various parties), contracting with relevant suppliers and assurance of financing for the construction, which as at the date of the report has not yet been completed and there is no certainty regarding the completion thereof or the manner of the said completion (if completed). Ultimately, there could be administrative, planning, environmental, regulatory, infrastructure, operating delays / problems and/or cost increases – this being, among other things, due to factors not under the Company’s control, or as a result of the occurrence of one or more of the risk factors to which the Company is exposed.

58 It is noted that if a new plan is not approved in accordance with law within 3 years, Israel Lands Authority will be permitted to extend the development authorization for an additional year. An extension as stated involves additional consideration at the rate of 2.5% of the amount of the winning bid, plus VAT, linked to the CPI.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

A.	Win in a tender of Israel Lands Authority for construction of facilities for generation of electricity using renewable energy in Israel (Cont.)

It is noted that further to the winner’s contact to the Planning Administration for receipt of a plan recommendation for purposes of its consent to submit a National Infrastructure Plan for a photovoltaic facility for the sites, as stated, a notification of the Planning Administration was sent to the Ministry of Energy whereby an initial plan examination indicates that the sites requested for construction of the project meet the conditions for location of a photovoltaic power plant59. Accordingly, it was recommended to the Ministry to continue to examine the requested sites as part of advancement of the National Infrastructure Plan by the National Infrastructure Board.

For additional details regarding the tender and the payment terms included therein – see Note 10G to the Interim Statements.

The win in the tender is part of realization of the Group’s strategy and targets for expansion of its activities in the area of generation and supply of electricity in Israel, in general, and in the area of renewable energy, in particular (as stated in Section 17.2 Part A of the Periodic Report for 2022) and constitutes a significant foothold in the area of generation of solar energy and storage in Israel. At the same time, the Group is advancing undertakings with consumers in Israel in agreements for supply of electricity and energy from renewable sources (including storage).

As at the approval date of the report, there is no certainty that the approvals and the required consents for development of the project will be completed with respect to any of the sites.

B.
Receipt of approval for commercial operation for the Zomet power plant – further to that stated in Section 7.1.2 of Part A of the Periodic Report for 2022, on June 22, 2023, the commercial operation of the Zomet power plant commenced. Pursuant to the decision of the Electricity Authority published on June 21, 2023, the Electricity Authority decided to grant a permanent electricity generation license (“the License”) to the Zomet power plant using conventional technology in an open cycle, with a capacity of about 396 megawatts. The License is for a period of 20 years (with a possibility for extension subject to the decision of the Electricity Authority). The total construction cost of Zomet amounted about NIS 1.4 billion (without the amount of the assessment issued by Israel Lands Authority, in the amount of about NIS 200 million, as detailed in Note 11B to the financial statements for 2022). Pursuant to the generation license, Zomet is entitled to receive an availability tariff from the System Operator, as at the date of the report of between 5.7 and 6.5 agurot per kilowatt hour[60], subject to the number of ignitions. In addition, Zomet is entitled to an electricity and gas tariff based on the generation and purchase cost and pursuant to the terms of the generation license and Regulation 914 of the Electricity Authority[61].

59 Based on the relevant government decision and upon making certain adjustments to the area of the sites.
60 The tariff is linked to various indices: the CPI (primarily), the exchange rate of the dollar and a tariff of fixed costs of INGL. It is noted that in 2023 only the availability tariff will be reduced by about 36%.
61 For additional details regarding Regulation 914 of the Electricity Authority – see Section 7.3.1 of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

B.	(Cont.)

In the Company’s estimation, the additional annual EBITDA resulting from operation of the Zomet power plant in 2024, will be about NIS 145 million62.

C.
Agreement for sale of electricity (PPA) with Bazan – further to that stated in Section 7.6.2 of Part A of the  Periodic Report for 2022 regarding an agreement of Rotem for sale of electricity (PPA) to Bazan, in May 2023, new PPA agreements were signed between Rotem and Bazan for supply of electricity to the consumption facilities of the Bazan Group (“the PPA Agreements” or “the Undertaking”) for a maximum scope of 125 megawatt/hour. Supply of the electricity is in exchange for a payment equal to the TAOZ (load time) high‑voltage tariff determined from time to time by the Electricity Authority and less a discount on the generation component in accordance with the rates and arrangements detailed in the agreement. The period of the agreement is ten years, commencing from July 2023 (upon conclusion of the present agreement as stated in above‑mentioned Periodic Report), subject to grounds for early termination[63], along with graduated exit points commencing after the passage of 5 years from the commencement date of the supply and pursuant to the provisions agreed to. As part of the Undertaking, additional provisions were included that are customary in PPA agreements of this type, among other things, regarding consumption in excess of the maximum quantity, a commitment for availability of the power plant and supply of the electricity from different sources.

In addition, as part of the Undertaking provisions were included regarding supply of electricity in the scope of about 50 megawatts from renewable energy generation facilities in a graduated manner, starting from January 2025 and in accordance with the dates stipulated64, and “green certificates”65 subject to ceilings and the conditions agreed to. The arrangements in respect of supply of the electricity based on generation from renewable energy constitute part of the Company’s strategy to expand its activities in the area of renewable energy and supply of electricity from renewable energy sources in Israel.

[62]
The Company’s estimate regarding the additional EBITDA of the Zomet power plant constitutes “forward‑looking” information within the meaning thereof in the Securities Law, which is based on data, estimates, assessments and plans of the Company regarding the characteristics of the power plant that are in the Company’s possession proximate to the publication date of the report. These data items, estimates and assessments may not materialize or could change during the relevant period due to a range of circumstances that are not under the Company’s control, including changes in the provisions of law or regulations, unforeseen expenses, technical, operational or other malfunctions, defects in the system, changes in the system cost and changes in the scope of the consumption or operation, which do not depend on the Company and regarding which there is no certainty they will occur.

63 Including, non‑compliance with the commitments (including, as stated, with reference to supply of renewable energy sources), license cancellation, construction of a generation facility using natural gas by Bazan above a certain capacity, and etc. – all of this subject to the provisions determined.
64 Subject to entry into effect of the decision of the Electricity Authority regarding regulation of the activities of generation and storage facilities that are connected to or integrated in the distribution network (grid).
65 The certificates constitute exclusive approval for the quantity of energy that will be generated in Israel from a renewable energy source. At the present time, there are green certificates in Israel of the IREC (International Renewable Energy Certificate) type that are issued by the international I‑REC organization and that meet the international standard regarding green certificates and the use thereof.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

D.
Tender for sale of Eshkol as part of the reform of Israel Electric Company (IEC)[66] – on May 22, 2023, the Group submitted, through a joint designated company held in equal shares by OPC Power Plants Ltd. (a subsidiary that is held at the rate of 80% (indirectly) by the Company) and a company held by the Noy Fund (“OPC Eshkol”) a bid for acquisition of the Eshkol power plant, in the framework of a tender of Israel Electric Company. The tender includes acquisition of a number of generation units that operate using conventional technology (natural gas) with a cumulative capacity of about 1,680 megawatts[67], and the possibility to construct additional capacity of 600 megawatts to 850 megawatts[68] based on regulations of the Electricity Authority, for the Eshkol site that is located in the Ashdod area.

On June 15, 2023, a notification was delivered to the Company whereby the Tenders Board announced that the bid of Eshkol Power Energies Ltd. is the winning bid in the tender and OPC Eshkol was declared as the “second qualifier” pursuant to the tender documents.

After the winner did not complete signing of the purchaser agreement for the consideration it offered in the tender, on July 19, 2023, IEC gave notice of cancellation of the tender and of its decision to hold a new competitive process between the bidders that submitted bids in the tender (and that includes a minimum price of NIS 9 billion) (“the Competitive Process”).

Further to that stated, on August 9, 2023, OPC Eshkol submitted an administrative petition to the Court for Administrative Matters in Tel‑Aviv. On September 14, 2023, the decision of the Court for Administrative Matters was received which rejected the petition.

It is noted that OPC Eshkol did not submit a bid in the Competitive Process that was held on October 30, 2023.

For additional details – see the Company’s Immediate Reports dated June 18, 2023, July 19, 2023, August 10, 2023 and September 14, 2023 (Reference Nos.: 2023‑01‑066522, 2023‑01‑068125, 2023‑01‑092253 and 2023‑01‑087175 respectively), which are presented herein by means of reference.

E.
Hadera 2 – on May 28, 2023, a government decision was made not to approve National Infrastructure Plan 20B, relating to the Hadera 2 power plant, and to return it to the National Infrastructure Board for further deliberations. Further to this, the Company submitted a petition for issuance to the Government of a conditional order to provide reasons for non‑approval of NIP 20B, which was summarily dismissed on July 19, 2023.

[66]	For additional details – see Section 7.2.11.2 of Part A of the Periodic Report for 2022.
67 Out of this capacity, steam units on the site with a cumulative capacity of about 912 megawatts, are expected to discontinue their activities within 3 – 6 years, while the other units are expected to operate based on a license for a period of 20 years.
68 The possibility of constructing the additional capacity is subject to the existence of additional conditions, among others, approval of the site plan for construction of the additional capacity (which as at the approval date of the report there is no certainty regarding their ultimate existence of the timing of their occurrence).

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

F.
Update of remuneration of Company directors – on May 11, 2023, the Company’s Board of Directors approved, after receiving the approval of the Remuneration Committee, update of the remuneration of presently serving directors, and as they will serve in the Company from time to time, who are classified as experts such the updated annual remuneration to be paid to an expert director[69] will be in accordance with the average of the amount provided and the maximum annual amount for an external expert director, as detailed in the Second and Fourth Addendums to the Companies Regulations (Rules regarding Remuneration and Expenses to an External Director), 2000 (“the Remuneration Regulations”), respectively, taking into account the Company’s grade; the updated participation remuneration that will be paid to an expert director will be in accordance with the average of the amount provided and the maximum amount for participation of an expert external,  director as detailed in the Third and Fourth Addendums to the Remuneration Regulations, respectively, taking into account the Company’s grade. Update of the remuneration, as stated, applies to the all the Company’s directors, as they will be from time to time, including external directors, independent directors and directors that could be considered as being related to the Company’s controlling shareholder. It is clarified that update of the remuneration with reference to all the Company’s presently serving directors, will be made subject their appointments and will apply from the commencement of the service of the external directors, that is July 1, 2023.

G.
Appointment of independent director – on May 11, 2023, the Company’s Board of Directors approved the appointment of Harel Givon as an independent director of the Company – this being subject to approval of the General Meeting of the Company’s shareholders of amendment of the Company’s Articles of Association, as detailed below, commencing from July 1, 2023.

H.	Decisions of Extraordinary General Meeting of the Company’s shareholders – on June 19, 2023, the Extraordinary General Meeting of the Company’s shareholders decided:

1.
To reappoint Mr. Yosef Tene as an external director of the Company for an additional period of service of three years, commencing from July 1, 2023, who will be entitled to the service conditions of the Company’s directors, including directors’ fees in accordance with his classification as an expert director.

2.
To appoint Ms. Shirly Mashkif as an external director of the Company for an initial period of service of three years, commencing from July 1, 2023, who will be entitled to the service conditions of the Company’s directors, in accordance with her classification as an expert director.

3.
To approve amendment of Regulation 89 of the Company’s Articles of Association, such that the number of directors the Company’s Board of Directors is permitted to appoint to the Board of Directors (the appointment of which will be up to the next Annual General Meeting of the Company’s shareholders), will be in accordance with a limitation of 13 directors, as provided in Regulation 83 of the Articles of Association.

I.	Conclusion of the service of an external director – on July 13, 2023, the service of Michal Merom Brickman as an external director of the Company was concluded.

69 It is noted that on May 14, 2023, all of the directors presently serving with the Company were classified as “expert directors” for purposes of the Remuneration Regulations. For details regarding the directors presently serving with the Company – see Regulation 26 in Part D of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in the U.S.

J.
Proposed Clean Power Plan – in May 2023, the U.S. Environmental Protection Agency announced a proposal Clean Power Plan 2.0, the goal of which is to significantly limit emission of greenhouse gases from generation of energy through fossils. Pursuant to the proposal, the regulation will require large electricity generation facilities operating using natural gas with an output coefficient of more than 50% to integrate burning of hydrogen with natural gas or, alternatively, carbon capture technology – this being commencing from 2032 or 2035, respectively. As at the approval date of the report, the said proposal, is not final and will be subject to comments of the public and a thorough examination process. In CPV’s estimation, the proposed plan could undergo significant changes before its potential application in 2024.

The development portfolio of the CPV Group, which includes wind energy and solar projects, in a scope of more than 3 GW and two natural gas power plants with carbon capture in a scope of about 9 GW, will enjoy significant tailwinds from the regulation. In addition, in the estimation of the CPV Group, its natural gas power plants have a significant competitive advantage, in light of their high efficiency and their ability to integrate carbon capture and to integrate hydrogen.

K.	Receipt of approval for commercial operation of the Three Rivers power plant

In July 2023, the commercial operation period of the Three Rivers power plant. The power plant has a capacity of about 1,258 megawatts, utilizing conventional technology in an integrated cycle, which is located in the State of Illinois, U.S., and operates in the PJM market. The total construction cost of the project amounted to about NIS 4.8 billion (about $1.3 billion). The CPV Group holds the project at the rate of 10%.

L.	RGGI (Regional Greenhouse Gas Initiative)

Further to that stated in Section 8.1.4 of Part A of the Periodic Report for 2022 regarding a legal proceeding in the State of Pennsylvania regarding the question whether sale of quotas of carbon dioxide in accordance with the carbon quota plan and the trade budget of Pennsylvania is a permissible “commission” or a “tax” that may be imposed only by the State legislator. Subsequent to the date of the report, the Pennsylvania court ruled that the RGGI constitutes a tax that requires legislative processes in order to enter into effect. This decision cancels the Governor’s plan to impose RGGI by means of an administrative decision. The Court’s decision creates a delay in its application however the matter is not expected to come to an end and an appeal of the Court’s decision is possible or advancement of legislative processes later on.

OPC Energy Ltd.
Report of the Board of Directors

11.	Debentures (Series B) and (Series C)

In the period of the report, there were no significant changes in the details of the outstanding debentures issued by the Company and that were offered to the public pursuant to a prospectus, the details of the trustees for the debentures, the conditions for call the debentures for immediate repayment, compliance on the part of the Company with these conditions and the collaterals for the debentures, as detailed in Section 11 to the Report of the Board of Directors for 2022 and in Note 17 to the consolidated financial statements for 2022.

As at the date of the report, the Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional details – regarding the rating of the Company published subsequent to the date of the report – see Section 9C above.

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

Changes in the macro‑economic environment, which are characterized by high rates of inflation, strengthening of the dollar against the shekel and rising interest rates, could impact the Group’s activities in different ways, including, an impact on the electricity generation component (and as a result an impact on the Company’s natural gas revenues and costs) and other index‑linked revenues, an increase in fixed expenses (including wages), maintenance costs, project construction costs – both in Israel and in the U.S., equipment acquisition costs and financing expenses in respect of loans and debentures the Group companies are liable for that bear variable interest and/or are linked to the CPI. In addition, an increase in the interest rate could impact the economic feasibility of projects under construction, the discount rates used for examining impairment of the value of active projects, projects under construction or in the development stage and cash‑generating units to which goodwill was allocated, and the fair value of a liability in respect of a profit‑sharing plan in the CPV Group. It is noted that changes in the currency exchange rate, particularly the exchange rate of the dollar, also impact the Company.

Set forth below is disclosure regarding impacts of changes in the currency exchange rates, CPI and interest rates on the Group’s activities. Taking into account the complexity of an analysis of the impacts of the said factors, particularly since some of them are indirect (and not direct) impacts and the existence of reciprocal relationships between the various macro‑economic parameters, the Company is not able to estimate the impacts of the changes in the said macro‑economic parameters on the Company’s overall results.

Currency (particularly the dollar)

The Group is exposed to changes in the currency exchange rates, particularly the exchange rate of the dollar.

Regarding its activities in Israel, the Company is exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff and include dollar floor prices.

OPC Energy Ltd.
Report of the Board of Directors

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Currency (particularly the dollar) (Cont.)

Therefore, even though an increase in the rate of the dollar increases the cost of the natural gas purchased by the Company, the structure of the revenues includes a partial natural hedge that reduces the said exposure. Nonetheless, it is pointed out that generally the generation component is updated once a year, and accordingly timing differences are possible between the impact of a rise in the rate of the dollar on the current gas cost and its impact on the Company’s gross margin. The said timing differences could have a negative effect on the Company’s current profit and cash flows in the short run. In the long run, a rise in the rate of the dollar will lead to an increase in the generation tariff and, in turn, to an increase in the Company’s revenues corresponding to the increase in the gas costs, such that a strengthening of the dollar could adversely impact the Company’s profits.

In addition, from time to time the Company enters into hedges of the currency exposure in significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

It is noted that from time to time, and based on business considerations and risk‑management policies, the Company makes use of forward contracts on the exchange rates.

With reference to the Company’s investment in the CPV Group, which operates in the U.S. with a dollar functional currency, in general a fall in the dollar rate has a negative impact on the dollar value of the Company’s investment and on the Company’s net income and shareholders’ equity. On the other hand, due to the need to raise financing in Israel in shekels in order to finance the expected investments in the construction and development projects of the CPV Group, an increase in the dollar could lead to an increase in the financing requirements in order to realize these investments.

Consumer Price Index (CPI) (inflation)

The Group is exposed to changes in the CPI. Regarding its activities in Israel, the Company is exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI). On the other hand, purchases of the natural gas are partly linked to the generation tariff and include, as stated, a dollar floor price. Also, part of the Company’s capital costs and investments are linked to the CPI, directly or indirectly. Therefore, despite the fact that an increase in the CPI increases the Company’s costs and investments, the structure of the revenues includes a natural hedge that reduces the said exposure, such that the Company’s profits could be positively affected by an increase in the CPI.

Furthermore, the Company is exposed to changes in the CPI with respect to the terms of the Company’s debentures (Series B) and part of Hadera’s loans (regarding which hedging transactions were not executed as detailed in Note 23 to the financial statements for 2022). An increase in the CPI increases the Company’s liabilities and financing costs. In order to reduce part of the exposure to changes in the CPI with respect to Hadera’s loans, in June 2019 the Group entered into transactions with a bank for purposes of hedging part of the exposure to the CPI.

Interest rates

The Group has loans and liabilities bearing variable interest that are based on prime or Libor plus a margin. An increase in the variable interest rates could cause an increase in the Group’s financing costs. In addition, an increase in the interest rates could impact the discount rates for projects (active, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in the Company’s growth processes, along with an existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Interest rates (Cont.)

In order to reduce the exposure to changes in the interest rate in Israel (mainly prime), the Group makes use of mix of loans (including credit frameworks) and debentures in such a manner that part of the loans and the debentures bear fixed interest and part of them bear variable interest.

Most of the long‑term loans and credit frameworks of the CPV Group (including through associated companies) bear variable interest (mainly Libor) and have cash flow exposure to changes in the interest rates. In order to reduce part of the exposure to interest risk, the CPV Group enters into transactions for swap of variable dollar interest for fixed dollar interest with respect to part of its long‑term loans.

For additional details regarding the Group’s policies for management of the financial risks and sensitivity analyses – see Note 23 to the financial statements for 2022.

OPC Energy Ltd.
Report of the Board of Directors

13.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

As part of the Company’s policy for charitable contributions, in the period of the report, the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	145
For the sake of good order, it is noted that Ms. Michal Marom Brickman, who served as an external director of the Company, serves as a director and a member of the Investments Committee of the Management Committee of the Tel‑Aviv Medical Center in the name of Sorosky (without pay). It is further noted that, as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Nirim” Society	150	–
“Technoda Hadera Givat Olga” Society	300	–
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.
Total	1,645

In addition to the contributions as part of the Company’s annual contributions’ policy, as a result of the outbreak of the War, the Company’s Contributions Committee approved an additional framework budget for contributions, in the amount of NIS 2 million, in favor of targets relating to assistance in war effort of the State of Israel and those harmed by the war (families that are victims of the war and that have been removed from the combat zones). As part of the said framework, as at the date of the report contributions were made (by OPC Holdings Israel) as follows:

–
The cumulative amount of NIS 550 thousand through the “Provision of Investors in the Community” Society in favor of organizations engaged in providing logistical assistance through the Civilian Military War Room and supplying supporting equipment to soldiers.

–
NIS 515 thousand through the “Rachashei Lev” Society for financing of stays and operation of a motel housing set‑up for families removed from the combat areas that are not entitled to government assistance and a project involving supporting (auxiliary) equipment for solders of the Israel Defense Force.

–	NIS 50 thousand to “the Green Village in the Name of Levi Eshkol” Society that set up a logistical center for supply of equipment for support of persons removed from the Gaza Strip area.

OPC Energy Ltd.
Report of the Board of Directors

14.	Significant valuations

Transaction for acquisition of the Gat power plant

Further to that stated in Note 6A1 to the Interim Statements regarding completion of a transaction for acquisition of all the rights in the Gat Power Plant on March 30, 2023, on the completion date of the transaction the Company performed a valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft). For additional details regarding the valuation – see Note 6A(1) to the Interim Statements. Up to the approval date of the report, the Company had not yet completed allocation of the acquisition cost and as a result part of the fair value data is still not final and there could be changes to them.

Details of the valuation:

Subject matter of the valuation
Determination of the fair value of the identified assets and liabilities of the Gat power plant and determination of the amount of the goodwill and the method for allocation thereof to the cash‑generating units pursuant to the provisions of IFRS 3.

Date of the valuation	March 30, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 555 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Sagiv Mizrahi, CPA, a partner and team manager in the Corporate Finance Department of the Office of BDO (Ziv Haft). Sagiv has a Bachelor’s degree in applied mathematics from Bar Ilan University and a Master’s degree in business administration (MBA), with honors, and a specialization in financial management from Tel‑Aviv University. Sagiv has more than 10 years of experience in the areas of business and economic consulting, valuations of companies and financial instruments and economic–accounting work of various types in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the U.S. (U.S GAAP). In the past, Sagiv was a lecturer at Bar Ilan University regarding accounting and valuation matters.

OPC Energy Ltd.
Report of the Board of Directors

14.	Significant valuations (Cont.)

Transaction for acquisition of the Gat power plant (Cont.)

Details of the valuation: (Cont.)

Valuation model
The fair value of the power plant was estimated using the revenues’ method, the multi‑period excess earnings method (MPEEM). The fundamental assumption of this method is that the value of the asset being estimated equals the present value of the free cash flows allocable to the asset less the fair rate of return of the required assets (the contributing assets) for purposes of realization of these cash flows.

The assumptions based on which the appraiser performed the valuation
–          The nominal shekel weighted‑average cost of capital (WACC) rates ranges between 8% and 8.75%.

–          Forecast years – represents the period between March 31, 2023 and up to December 31, 2059, and is based on an estimate of the economic useful life of the power plant.

Transaction for acquisition of the Mountain Wind wind plants

Further to that stated in Note 6B to the Interim Statements with respect to completion of the transaction for acquisition of all of the rights in the Mountain Wind project on April 5, 2023, as at the completion date of the transaction a valuation was performed in order to determine the fair value of the identified assets and liabilities of the Mountain Wind project as well as to determine the amount and manner of allocation of the goodwill to the cash‑generating units, by an external and independent appraiser (PwC Israel).

Details of the valuation:

Subject matter of the valuation	Estimation of the fair value of certain assets and liabilities of a renewable energy project pursuant to the provisions of IFRS 3.

Date of the valuation	April 5, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 625 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Gil Mor, CPA, Partner, and Manager of the Economics Department in the Office of Price Waterhouse Coopers Advisory Ltd. Mr. Mor holds a bachelor’s degree in accounting and economics and a master’s degree in business administration (with honors) from Tel‑Aviv University.

OPC Energy Ltd.
Report of the Board of Directors

14.	Significant valuations (Cont.)

Transaction for acquisition of the Mountain Wind wind plants (Cont.)

Details of the valuation: (Cont.)

Valuation model	The fair value was estimated using the DCF method by means of discounting the project’s future pre‑tax cash flows, at an after‑tax weighted‑average cost of capital (WACC).

The assumptions based on which the appraiser performed the valuation
–          The nominal dollar weighted‑average cost of capital (WACC) rates range between 5.75% and 6.25%.

–          Prices – the prices in the forecast (electricity, availability of RECs, etc.) are based PPA agreements and market forecasts received from external, independent information sources, taking into account the region and the relevant market for each project and the relevant regulation.

–           Forecast years – between 20 and 29 years, and is based on an estimate of the economic useful life of the project’s power plant.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 16, 2023